NO ACT

PE
1-7-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010741

March 10, 2010

Sarah J. Kilgore
Associate General Counsel
The Western Union Company
12500 E. Belford Ave., M21A2
Englewood, CO 80112

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-10-10

Re: The Western Union Company
Incoming letter dated January 7, 2010

Dear Ms. Kilgor:

This is in response to your letters dated January 7, 2010, January 12, 2010, and February 17, 2010 concerning the shareholder proposal submitted to Western Union by NorthStar Asset Management, Inc. We also have received letters on the proponent's behalf dated February 9, 2010 and February 18, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sanford Lewis
P.O. Box 231
Amherst, MA 01004-0231

March 10, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Western Union Company
Incoming letter dated January 7, 2010

The proposal relates to the formation of a risk governance committee.

There appears to be some basis for your view that Western Union may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Western Union's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). In this regard, it appears that the proponent has no economic stake or investment in the company by virtue of the shares held in its clients' accounts. Accordingly, we will not recommend enforcement action to the Commission if Western Union omits the proposal from its proxy materials in reliance on rule 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Western Union relies.

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 18, 2010
Via email
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to the Western Union Company to Establish a Risk Governance Committee, submitted by NorthStar Asset Management, Inc. – Supplemental Reply

Ladies and Gentlemen:
NorthStar Asset Management (the "Proponent") is the beneficial owner of common stock of the Western Union Company (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the supplemental letter dated February 17, 2010, sent to the Securities and Exchange Commission Staff (the "Staff") by the Company. In that letter, the Company reiterates its contentions that the Proposal may be excluded from the Company's 2010 proxy statement by virtue of Rules 14a-8(f) and 14a-8(i)(7). Pursuant to Staff Legal Bulletin 14D, a copy of this reply letter is being emailed concurrently to Sarah Kilgore, Associate General Counsel, and the Western Union Company.

In general, we stand by our initial response letter. The Company's supplemental letter simply reiterates its initial arguments and we do not find it necessary to further elaborate on our prior response. However, there is one assertion by the Company in its supplemental reply that we believe merits further response.

The Company argues that the Proponent cannot avail itself of the definition of beneficial owner under Rule 13(d)-3, because the Proponent has not further asserted or documented that its clients have *authorized* it to file the Proposal. The definition found at 17 C.F.R. §240.13d-3 is that:

> a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:
>
> (1) Voting power which includes the power to vote, or direct the voting of, such security; and/or
> (2) Investment power which includes the power to dispose, or to direct the disposition of, such security.

As we noted in our initial letter the applicability of the 13d-3 definition to Rule 14a-8 matters is confirmed in Securities Act Release No. 17517 (February 5, 1981). Release No. 17517 provides that "the Rule 13d-3 definition [satisfies] the requirements of several sections of the federal securities laws [and] was intended to avoid the necessity of adopting several definitions addressing essentially the same concept." The Commission then goes on to reference specifically the application of Rule 13d-3 to Schedule 14A. *Id.* at 29.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

Rule 14a-8(b)(2) provides two ways for an entity that is not the registered holder of shares to document ownership:

> i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>
> ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;
> B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
> C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Most smaller shareowners that qualify under the share ownership thresholds of Rule 14a-8(b)(1), holding $2000 worth of shares for over one year, must in general proceed under 14a-8(b)(2)(i) to document their ownership. The alternative mechanisms for confirming ownership, under 14a-8(b)(2)(ii), are geared toward much larger owners than the minimum thresholds provided by 14a-8(b)(1); the referenced "Schedules 13D and 13G" apply to certain owners holding 5% or more of the company's shares, and, Forms 3, 4, or 5 apply to corporate insiders and certain other very large shareholders.

The Company's assertion that the Proponent would need to provide documentation of *authorization* to file the proposal conflates two different traditions of filing practice established under the rubric of Rule 14a-8(b)(2)(i) for entities that are not the registered owner. In the event that such a fund or other representative of a shareholder is not a beneficial owner, that is, does not have the power to vote or dispose of securities, then the registered owner of the shares must be specifically named and the representative must specifically assert that it was authorized to file the proposal on behalf of the named owner. By contrast, where an investing entity stands in the position of beneficial owner by virtue of its voting or share-selling rights – whether it is on behalf of one client or thousands of clients – such entity is deemed by the SEC to have an appropriate "economic stake or investment interest in the corporation" and thus to be an appropriate proposal filer on its own. In such an instance, it must confirm, as the Proponent has, that it has the relevant rights to vote or dispose of shares.

Innumerable contractual relationships throughout the financial sector have been built around reliance on the existing definition of beneficial owner as contained in Rule 13(d)-3 and applied through Rule14a-8. If a Staff no action letter were to effectively amend the operative definition of beneficial owner as the Company requests, this would disrupt contractual relationships and expectations throughout the sector. Such a move would seem both ill advised as a policy matter and legally inappropriate without a rulemaking process of its own.

As demonstrated above and in our prior correspondence, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff. Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Julie N. W. Goodridge, NorthStar Asset Management
Sarah Kilgore, The Western Union Company, sarah.kilgore@westernunion.com

WESTERN UNION

February 17, 2010

<u>**Via Email to shareholderproposals@sec.gov**</u>

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Corporation
100 F Street, NE
Washington, D.C. 20549

Re: The Western Union Company - Stockholder Proposal submitted by NorthStar <u>Asset Management, Inc.</u>

Ladies and Gentlemen:

On January 7, 2010, The Western Union Company, a Delaware corporation ("Western Union" or the "Company"), submitted a letter (the "Company Letter") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Western Union's intention to exclude from its proxy materials for its 2010 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal and supporting statement ("the Proposal") submitted by NorthStar Asset Management, Inc. (the "Proponent") and to request confirmation that the Staff (the "Staff") of the Division of Corporation Finance will not recommend that enforcement action be taken if Western Union excludes the Proposal from its Annual Meeting proxy materials.

On February 9, 2010, the Company received a copy of a letter (the "Response Letter") from counsel to the Proponent to the Staff regarding the Company's request for exclusion of the Proposal. The Company wishes to make three points in response to the Response Letter.

Discussion

1. <u>The Proposal may be excluded under Rule 14a-8(f) because the Proponent has failed to demonstrate that it is eligible to submit the Proposal.</u>

As noted in the Company Letter, Rule 14a-8 is precise as to the means by which a stockholder may prove that it is eligible to submit a proposal. Specifically, Rule 14a-8(b) provides that a stockholder that is not a record holder may establish its ability to submit a proposal by (i) submitting a statement from the proponent's broker or (ii) submitting a Schedule 13D or 13G or Form 3, 4, or 5 filed by the proponent. As noted in the Company Letter, the Proponent has not proven its ownership by either of these methods. Rather, it has included in its cover letter an assertion that its clients have given it the "rights of beneficial ownership consistent with the securities laws." Including an unsubstantiated assertion of this sort is not, however, a third method of establishing eligibility under Rule 14a-8. Simply put, the Proponent

Sarah J. Kilgore, Associate General Counsel | 12500 E. Belford Ave., M21A2 | Englewood, CO 80112 | Phone: 720-332-5683 | sarah.kilgore@westernunion.com has not met its burden of demonstrating that it is eligible to submit a Proposal. Its clients may be eligible to submit a Proposal but the Proponent is not.

In the Response Letter, the Proponent suggests that Rule 14a-8 "directly import[s] the ownership criteria" found in Rule 13d-3. Nothing in the text of Rule 14a-8, however, suggests as much. It is not clear a policy matter, of course, that the Staff should countenance a wholesale importation of the Rule 13d-3 standard into Rule 14a-8. Beneficial ownership under Rule 13d-3 requires only voting power or investment power over shares. The ability to submit a stockholder proposal is something that is quite distinct and should be treated as such. There is no suggestion in any of the materials that Proponent has submitted that Proponent's clients have given it authority to submit stockholder proposals on their behalf. The Company respectfully submits that the Staff should not adopt a rule that would permit the submission of stockholder proposals on behalf of a stockholder unless the stockholder has provided a clear authorization to do so.

2. The Proposal is overreaching and covers matters that are "ordinary business operations."

The Company stands by the arguments included in the Company Letter and will not repeat all of them here. The Company wishes to note, however, that nothing in the Response Letter attempts to rebut the Company's observation that the Proposal, by requesting that a newly-formed risk committee "fully identify our Company's risks, . . . make recommendations on these risks, and . . . issue periodic reports to shareholders" extends into matters that are clearly "ordinary business operations." The Proposal does not, by its terms, place any standard of materiality upon the risks that are to be "fully identif[ied]." Through its global business, Western Union is exposed to myriad risks, many of which are not in any way material to Western Union or its stockholders. The Company is well aware of the position articulated by the Staff in Staff Legal Bulletin 14E. It simply cannot be the case, however, that all risks, no matter how minute, transcend "ordinary business operations." The Proposal, though, would make no distinction between material and immaterial risks.

Where a Proposal relates to matters that are "ordinary business" and those that are not, the Staff has permitted exclusion of an entire proposal on the basis of Rule 14a-8(i)(7). *AltiGen Communications, Inc.* (November 16, 2006); *General Electric Co.* (February 10, 2000); *Wal-Mart Stores, Inc.* (March 15, 1999). Here, even if some portion of the Proposal would relate to matters that are "ordinary business operations," a significant portion would relate to those that are not. As a result, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

3. The Company has provided a copy of the Proposal and all related correspondence to the Commission.

In the Response Letter, counsel for the Proponent suggests that the Company has not complied with Rule 14a-8 because it failed to provide the Staff with a copy of the Proposal. This is not the case. The Company submitted its no action request (the "Initial Submission") to the Staff via email on January 7, 2010. The Initial Submission included all correspondence between the Company and the Proponent subsequent to the Company's receipt of the Proposal, but inadvertently failed to include a copy of the Proposal itself. On February 12, 2010, a member of the Staff contacted the Company and alerted it that the Proposal had been omitted from the Initial Submission. Promptly thereafter, the Company sent a copy of the Proposal to the Staff. Copies of the Company's correspondence with the Staff, as well as a copy of the Response Letter, are attached as Exhibit A.

Conclusion

Based on the foregoing, I request your concurrence that the proposal may be omitted from Western Union's Annual Meeting proxy materials. If you have questions regarding this request or desire additional information, please contact me at (720) 332-5683. Any communication by the Staff may be sent by facsimile to the undersigned at (720) 332-3840. As noted in the cover letter to the Proposal, the Proponent may be reached by facsimile at (617) 522-3165 and, as noted in the Response Letter, Mr. Lewis may be reached by facsimile at (781) 207-7895.

Very truly yours



Sarah J. Kilgore
Associate General Counsel

Attachments

cc: Sanford J. Lewis, sanfordlewis@strategiccounsel.net
Julie N.W. Goodridge, Northstar Asset Management, Inc. via fax (617) 522-3165

EXHIBIT A

Email to shareholderproposals@sec.gov dated January 12, 2010
(with attachments)

Response Letter from NorthStar to SEC dated February 9, 2010

Sarah Kilgore/Americas/WesternUnion

01/12/2010 05:01 PM

To shareholderproposals@sec.gov.
cc jkelsh@sidley.com
bcc Sabine.Larsen@westernunion.com
Subject Western Union – Additional Materials for No-Action letter Request

To Whom It May Concern:

Today I received a message from Greg Belliston requesting a copy of Northstar's proposal and related correspondence. Attached please find two letters with attached proposals that we received from the proponent. The first is dated November 24, 2009 and the second is dated November 30, 2009, in which the proponent submitted a "corrected" version.

Please let me know if you need anything further or have any questions.

Best regards,

Sarah


Northstar revised proposal letter.pdf


Northstar proposal letter.pdf

Sarah J. Kilgore
Associate General Counsel
The Western Union Company
720-332-5683

RTHSTAR ASSET MANAGEMENT INC

November 30, 2009

David Schlapbach
Executive Vice President, General Counsel and Secretary
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

Dear Mr. Schlapbach:

Enclosed, find a corrected version of our resolution requesting the creation of a risk governance committee. Please substitute this for the previously transmitted version.

Sincerely,



Mari C. Mather
Assistant for Client Services and Shareholder Activism

Encl.: cover letter, shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

NORTHSTAR ASSET MANAGEMENT INC

November 24, 2009

David Schlapbach
Executive Vice President, General Counsel and Secretary
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

Dear Mr. Schlapbach:

Considering the great number and vast diversity of the corporate risks faced by Western Union, we are concerned about our Company's ability to manage these risks efficiently using the current committee structure.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 72,211 shares of Western Union common stock, we are submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors create a risk governance committee, which will function separately from the Audit Committee.

As required by Rule 14a-8, NorthStar has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal. We expect that other shareholders will join us on this filing; however NorthStar Asset Management should remain the primary filer on this resolution.

A commitment from Western Union to create a separate risk governance committee will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,



Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Establish a Risk Governance Committee

WHEREAS: Western Union relies on our Audit Committee to oversee nearly 40 different committee duties including appointing the accounting firm to independently audit the Company and managing that firm's services, reports, and procedures, assessing the qualifications of the independent audit firm, its lead audit partners and team, assuring that the Securities and Exchange Act of 1934 has not been violated, and confirming the accuracy of the Company's internal accounting procedures;

In addition to these vast responsibilities, our Audit Committee is charged with assessing wide ranging risks to the company. Our Company's most recent 10-K identified a multitude of risks to shareholders, including:

- Current economic conditions could result in fewer customers making payments to billers;
- Interruptions in migration patterns and declines in job opportunities for migrants will reduce money transfers initiated;
- Our customers tend to have jobs that are more significantly impacted by the current economic condition;
- Regulations by financial and consumer protection laws change quickly, putting our Company (and agents and subagents) at risk of failing to comply, potentially leading to license revocation, civil and criminal penalties;
- Agent dissatisfaction or attrition may lead to fracture of our agent or biller network;
- Agent errors may lead to harm to our reputation and brand name confidence;
- Consumer advocacy groups or governmental agencies could identify our migrant customers as entitled to protection, which could adversely affect our Company;
- Our Company has been the subject of class-action litigation regarding its foreign exchange rate disclosure;
- Competition increases from other money transfer providers;

These risks have the potential to negatively impact all aspects of our Company's reputation and operations, including customer satisfaction and loyalty, our distribution network, market share, revenue, legal action, competitive position and ability of our customers to pay;

Because Western Union's customers are mostly urban and poor, our remitters spend up to 30% of their net monthly income on costly transaction fees and disadvantageous exchange rates. With this population in mind, we must remember that brand reputation, transaction cost, and accessibility remain the most important issues to our customer base;

Western Union has faced numerous lawsuits based on predatory fees and unfair exchange rates, resulting in millions of shareholder dollars being spent on settlements. These accusations, coupled with the current global financial crisis, increase the risk our Company faces in the competitive consumer market which may further affect shareholder value. Controlling these risks is a prime concern for our Company, and therefore a separate Risk Governance Committee is needed;

Additionally, congressional legislation, the "Shareholder Bill of Rights Act of 2009," is currently pending that would require company boards to establish new risk committees with independent directors, which "which shall be responsible for the establishment and evaluation of the risk management practices of the issuer;"

RESOLVED: shareholders request that the board form a risk governance committee, independent of the Audit Committee, to fully identify our Company's risks, to make recommendations on these risks, and to issue periodic reports to shareholders.



November 24, 2009

David Schlapbach
Executive Vice President, General Counsel and Secretary
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

Dear Mr. Schlapbach:

Considering the great number and vast diversity of the corporate risks faced by Western Union, we are concerned about our Company's ability to manage these risks efficiently using the current committee structure.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 72,211 shares of Western Union common stock, we are submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors create a risk governance committee, which will function separately from the Audit Committee.

As required by Rule 14a-8, NorthStar has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal. We expect that other shareholders will join us on this filing; however NorthStar Asset Management should remain the primary filer on this resolution.

A commitment from Western Union to create a separate risk governance committee will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,



Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Establish a Risk Governance Committee

WHEREAS: Western Union relies on our Audit Committee to oversee nearly 40 different committee duties including appointing the accounting firm to independently audit the Company and managing that firm's services, reports, and procedures, assessing the qualifications of the independent audit firm, its lead audit partners and team, assuring that the Securities and Exchange Act of 1934 has not been violated, and confirming the accuracy of the Company's internal accounting procedures;

In addition to these vast responsibilities, our Audit Committee is charged with assessing wide ranging risks to the company. Our Company's most recent 10-K identified a multitude of risks to shareholders, including:

- Current economic conditions could result in fewer customers making payments to billers;
- Interruptions in migration patterns and declines in job opportunities for migrants will reduce money transfers initiated;
- Our customers tend to have jobs that are more significantly impacted by the current economic condition;
- Regulations by financial and consumer protection laws change quickly, putting our Company (and agents and subagents) at risk of failing to comply, potentially leading to license revocation, civil and criminal penalties;
- Agent dissatisfaction or attrition may lead to fracture of our agent or biller network;
- Agent errors may lead to harm to our reputation and brand name confidence;
- Consumer advocacy groups or governmental agencies could identify our migrant customers as entitled to protection, which could adversely affect our Company;
- Our Company has been the subject of class-action litigation regarding its foreign exchange rate disclosure;
- Competition increases from other money transfer providers;

These risks have the potential to negatively impact all aspects of our Company's reputation and operations, including customer satisfaction and loyalty, our distribution network, market share, revenue, legal action, competitive position and ability of our customers to pay;

Because Western Union's customers are mostly urban and poor, our remitters spend up to 30% of their net monthly income on costly transaction fees and disadvantageous exchange rates. With this population in mind, we must remember that brand reputation, transaction cost, and accessibility remain the most important issues to our customer base;

Western Union has faced numerous lawsuits based on predatory fees and unfair exchange rates, resulting in millions of shareholder dollars being spent on settlements. These accusations, coupled with the current global financial crisis, increase the risk our Company faces in the competitive consumer market which may further affect shareholder value. Controlling these risks is a prime concern for our Company, and therefore a separate Risk Governance Committee is needed;

Additionally, congressional legislation, the "Shareholder Bill of Rights Act of 2009," is currently pending that would require company boards to establish new risk committees with independent directors, which "which shall be responsible for the establishment and evaluation of the risk management practices of the issuer;"

RESOLVED: shareholders request that the board form a risk governance committee, independent of the Audit Committee, to fully identify our Company's risks, to make recommendations on these risks, and to issue periodic reports to shareholders.



Sanford Lewis
<strategiccounsel@mac.com
>

02/09/2010 07:35 AM

To shareholderproposals@sec.gov

cc sarah.kilgore@westernunion.com, Julie Goodridge <jgoodridge@northstarasset.com>

bcc

Subject Western Union: Proponent response on risk governance committee proposal 2010 (NorthStar Asset Management)

History: This message has been forwarded.

Attention: SEC Division of Corporation Finance

Ladies and Gentlemen:
Enclosed find the proponent's response to Western Union's request for a No Action letter on the shareholder resolution requesting the establishment of a risk governance committee, for the 2010 proxy, submitted by NorthStar Asset Management.

Sanford Lewis, Attorney
413 549-7333



WU 2010 Risk Proponent.pdf

SANFORD J. LEWIS, ATTORNEY

February 9, 2010

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to the Western Union Company to Establish a Risk Governance Committee, submitted by NorthStar Asset Management, Inc.

Ladies and Gentlemen:

NorthStar Asset Management (the "Proponent") is the beneficial owner of common stock of the Western Union Company (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated January 7, 2010, sent to the Securities and Exchange Commission Staff (the "Staff") by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2010 proxy statement by virtue of Rules 14a-8(f) and 14a-8(i)(7).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the aforementioned Rules, it is our opinion that the Proposal must be included in the Company's 2010 proxy materials and that it is not excludable by virtue of that Rule.

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Sarah Kilgore, Associate General Counsel, and the Western Union Company.

SUMMARY

The Proposal requests that the board form a risk governance committee. It appears that the Company has failed to comply with Rule 14a-8, because it failed to provide the Staff with copies of the full Proposal as is required by Rule 14a-8(j)(2)(i). In the event the Staff intends to nevertheless review the Company's no action request, we are fully arguing the issues raised by the Company.

The Company asserts that the Proponent has not submitted sufficient documentation of ownership; however, the Proponent has documented both the presence of sufficient shares in its client accounts and its powers and authority as a beneficial owner of the shares in those accounts, therefore the documentation of ownership is complete.

The Company asserts that the resolution is excludable as focusing on the ordinary business of the company. However, the Proposal addresses a significant public policy issue which transcends ordinary business and which the Staff has specifically identified as appropriate for shareholder deliberation through a proposal, namely the issue of risk governance. In addition, the Proposal

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

does not micromanage the Company or Board in a manner that would render the resolution excludable.

THE PROPOSAL

For convenience of the Staff, the text of the full Proposal (omitted from the Company's no action request in violation of a Rule 14a-8(j)(2)) is included here in its entirety:

Establish a Risk Governance Committee

WHEREAS: Western Union relies on our Audit Committee to oversee nearly 40 different committee duties including appointing the accounting firm to independently audit the Company and managing that firm's services, reports, and procedures, assessing the qualifications of the independent audit firm, its lead audit partners and team, assuring that the Securities and Exchange Act of 1934 has not been violated, and confirming the accuracy of the Company's internal accounting procedures;

In addition to these vast responsibilities, our Audit Committee is charged with assessing wide ranging risks to the company. Our Company's most recent 10-K identified a multitude of risks to shareholders, including:

- Current economic conditions could result in fewer customers making payments to billers;
- Interruptions in migration patterns and declines in job opportunities for migrants will reduce money transfers initiated;
- Our customers tend to have jobs that are more significantly impacted by the current economic condition;
- Regulations by financial and consumer protection laws change quickly, putting our Company (and agents and subagents) at risk of failing to comply, potentially leading to license revocation, civil and criminal penalties;
- Agent dissatisfaction or attrition may lead to fracture of our agent or biller network;
- Agent errors may lead to harm to our reputation and brand name confidence;
- Consumer advocacy groups or governmental agencies could identify our migrant customers as entitled to protection, which could adversely affect our Company;
- Our Company has been the subject of class-action litigation regarding its foreign exchange rate disclosure;
- Competition increases from other money transfer providers;

These risks have the potential to negatively impact all aspects of our Company's reputation and operations, including customer satisfaction and loyalty, our distribution network, market share, revenue, legal action, competitive position and ability of our customers to pay;

Because Western Union's customers are mostly urban and poor, a typical remitter spends a full week's wages just paying for his/her annual transaction costs. With this population in mind, we must remember that brand reputation, transaction cost, and accessibility remain the most important issues to our customer base;

Western Union has faced numerous lawsuits based on predatory fees and unfair exchange rates, resulting in millions of shareholder dollars being spent on settlements. These accusations, coupled with the current global financial crisis, increase the risk our Company faces in the competitive consumer market which may further affect shareholder value. Controlling these risks is a prime concern for our Company, and therefore a separate Risk Governance Committee is needed;

Additionally, congressional legislation, the "Shareholder Bill of Rights Act of 2009," is currently pending that would require company boards to establish new risk committees with independent directors, which "which shall be responsible for the establishment and evaluation of the risk management practices of the issuer;"

RESOLVED: shareholders request that the board form a risk governance committee, independent of the Audit Committee, to fully identify our Company's risks, to make recommendations on these risks, and to issue periodic reports to shareholders.

ANALYSIS

1. **The proponent has properly demonstrated that it is eligible to submit the proposal.**
The Company argues that the Proponent is not eligible to file the Proposal because the Proponent's documentation letter from its broker indicates that "Morgan Stanley held shares of the Company's common stock in the accounts of the Proponent's clients, not the accounts of the Proponent itself." In 2008, the Staff concurred with the Company's view that a proposal could be excluded from the Company's 2008 proxy materials because the proponent had failed to demonstrate that it beneficially owned shares of the Company's common stock. *The Western Union Company* (March 4, 2008). In contrast to that 2008 precedent, in the current instance the Proponent confirmed that it is authorized to vote and buy and sell shares on behalf of its clients, i.e. authorization as a beneficial owner. Notably, the Company made this same argument regarding beneficial ownership after receiving the same documentation from the Proponent in 2009, but in that instance the Staff found a resolution excludable on other grounds (ordinary business), not on the basis of a lack of proof of beneficial ownership. *The Western Union Company* (March 6, 2009).

While the staff found in 2008 that the submission of a letter from a broker was insufficient to prevent an exclusion under rule 14a-8(b), this time when the company asked for the proponent to provide documentation, as the company notes, the Proponent included a cover letter (December 17, 2009) which contained the statement that:

> At NorthStar Asset Management Inc., stocks are held in our client accounts, and our contract with our clients gives us rights of beneficial ownership consistent with the securities laws, namely, the power to vote or direct the voting of such securities and the power to dispose or direct the disposition of such securities.

While the company asserts that the facts are in all material aspects identical to 2008, because of the addition of new letter from the proponent, the facts are not at all identical, and rather are identical to 2009, when the staff did not find proof of ownership to be lacking in a filing submitted by the Proponent to the Company.

Rule 14a-8(b) requires that the proponent document that it has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date one submits the proposal.

As the Commission has made clear in Exchange Act Release No. 34-20091 (August 16, 1983), the goal of 14a-8(b) is to ensure that the proponent has an "economic stake or investment interest in the corporation."

As noted in the letter from NorthStar Asset Management, the Proponent's clients have executed contracts delegating investment decision-making and proxy-voting decisions to the Proponent. Therefore the Proponent, through contracts, not only has the power to vote the Company shares, but also has investment power over the Company shares. The transfer of these rights satisfy the definition of beneficial ownership under Rule 13(d)-3 and thereby satisfy the eligibility requirements of 14a-8(b).

Under Rule 14a-8(b)(2)(ii) proponents can prove their ownership of company shares by providing the company with a copy of schedule 13D or 13G (the 5% ownership schedules). Therefore, through Rule 14a-8(b)(2)(ii) the Commission has directly imported the ownership criteria found in Rule 13. Rule 13(d)-3, found at 17 C.F.R. §240.13d-3, provides the definition of a beneficial owner:

> a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:
>
> (1) Voting power which includes the power to vote, or direct the voting of, such security; and/or
>
> (2) Investment power which includes the power to dispose, or to direct the disposition of, such security.

This use of the 13d-3 definition in Rule 14a-8 matters is confirmed in Securities Act Release No. 17517 (February 5, 1981). In referring to the intended broad use of the definition of "beneficial owner," Release No. 17517 provides that "the Rule 13d-3 definition [satisfies] the requirements of several sections of the federal securities laws [and] was intended to avoid the necessity of adopting several definitions addressing essentially the same concept." The Commission then goes on to reference specifically the application of Rule 13d-3 to Schedule 14A. *Id.* at 29.

Therefore facts both from the standpoint of documentation filed, and applying the standing definition to the facts of the case, lead to the conclusion that the Proponent is a beneficial owner of the shares and is eligible to submit the Proposal.

The letter from NorthStar Asset Management is relevant to determination of eligibility.
The company asserts that the letter from NorthStar Asset Management is "irrelevant for purposes of determining the Proponent's eligibility to submit the Proposal" since Rule 14a-8(b)(2) only provides two ways to document ownership, either a written statement from the record holder or a

copy of certain SEC filings which are not relevant to the proponent. The Company asserts that the rule does not indicate that proponent can establish the right to submit a proposal by submitting a letter from itself.

In the present case, the broker, which is the record holder, submitted the appropriate documentation regarding the Proponent's ownership during the holding period. The proponent's Broker followed the literal requirements of rule 14a-8(2) which are to "submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal."

However, since the Proponent is beneficial owner of shares in its *clients'* accounts, it is also necessary for the proponent to document that its contractual relationship to its clients gives it powers of beneficial ownership such that it is an appropriate filer of the resolution. The record holder in this instance would not have sufficient information on its own verify that aspect of the relationship. To disallow the proponent itself to provide the needed documentation would be an inappropriate misapplication of the rule.

Already, it should be noted that under the terms of the rule itself certain aspects of ownership documentation are contained in the letter from the proponent rather than the letter from the record holder. The rule provides that the proponent must, in its cover letter, state that it intends to continue holding the stock through the shareholder meeting. The documentation by the proponent of its beneficial ownership rights is in the present instance a necessary component of the filer's documentation.

Even though the rule does not explicitly address the circumstance of the Proponent, the Staff has found in other instances that at times a letter from a proponent may be appropriate to explain elements of the relationship giving them an appropriate level of agency or beneficial ownership. For instance in *Nabors Industries Ltd.* (April 4, 2005) a representative of the proponent, ProxyVote Plus, submitted the Proposal to the Company. The cover letter to the Proposal noted that ProxyVote Plus had been retained to advise the United Association S&P 500 Index Fund on corporate governance matters and that ProxyVote Plus had the authority to submit the Proposal on behalf of the Fund. The staff found that the resolution was not excludable under rule *14a-8(b) and Rule 14a-8(f)(1).*

If the documentation provided to the company by the Proponent is considered inadequate by the Staff, we request the opportunity to confer with the staff to identify exactly what a beneficial owner in the position of NorthStar Asset Management is required to do in order to document its position of beneficial ownership.

2. The Proposal is not excludable as relating to Western Union's ordinary business operations.

The Company argues that the Proposal violates 14a-8(i)(7) because it pertains to matters directly relating to Western Union's ordinary business operations. The Company makes two arguments in this regard. First, the Company asserts that the issue of oversight of risks is an ordinary business matter, because of the scale of the company and the many risks that the Company faces. Secondly, the Company asserts that allocation of responsibilities for risk oversight between board committees is a matter of ordinary business, because the Company is in the best position to assess which committees are appropriate to address which elements of risk.

However, because the resolution relates to the policy issue of the Board's role in risk governance, the Proposal transcends excludable ordinary business under Rule 14a-8(i)(7). Even if the resolution touches upon issues that would otherwise be excludable as ordinary business, the focus on governance of risk is a transcendent subject matter that renders the resolution nonexcludable. Further, the resolution does not micromanage. Therefore the Company has not met its burden of proving that the resolution is excludable under Rule 14a-8(g).

a. Applicable Legal Principles

The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The second consideration comes into play when a proposal involves "methods for implementing complex policies." *Id.*

However, a proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". *Id.* at 426. Interpreting that standard, the Court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427.

Thus, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

The SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" exclusion determinations would hinge on two factors:

Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally***

would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).

"Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The SEC has also made it clear that under the Rule, ***"the burden is on the company to demonstrate that it is entitled to exclude a proposal."*** *Id.* (emphasis added). Rule 14a-8(g).

b. The allocation of duties between committees can transcend ordinary business when a significant policy issue is involved.

The Company's assertion that a Proposal intrudes upon the managerial decisions of the Board when it allocates duties among committees is contrary to numerous Staff precedents which found that shareholders can deploy a proposal to request the establishment of a board committee where the issue involves major policy concerns. In numerous instances, proposals to establish such Board committees have not been deemed excludable despite challenges on the basis of ordinary business. For instance in *Pulte Homes Inc.* (February 27, 2008) the proposal requested that the board establish a committee consisting solely of outside directors to oversee the development and enforcement of policies and procedures to ensure that the loan terms and underwriting standards of nontraditional mortgage loans are consistent with prudent lending practices and that consumers have sufficient information prior to making a product choice, and further provides that the board shall report to shareholders. Despite the company's attempt to portray this as intruding on ordinary business, the connection to a significant policy issue was sufficient to transcend ordinary business.

In *Yahoo! Inc.* (April 16, 2007) the proposal would amend the bylaws to establish a board committee that will review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the United States and worldwide. Again, the staff found it was not excludable under the ordinary business rule. In *R.J. Reynolds Tobacco Holdings Inc.* (March 7, 2000) the proposal related to the board creating a committee of outside directors to investigate policies and procedures regarding the placement of RJR tobacco products in retail outlets and report to shareholders recommendations aimed at ensuring that RJR tobacco products are placed outside immediate access to prevent theft by minors. And in *Exxon Mobil* (March 18, 2008) the proposal would establish a committee of the Board of Directors on how Exxon Mobil can become the industry leader in developing and make them available technology needed to enable the USA to become energy independent in an environmentally sustainable way.

The Staff has also found a number of other relevant proposals to be nonexcludable, on other grounds (ordinary business apparently not raised by the companies). For instance, in *Halliburton Company (March 14, 2003)* the proposal requested "that the Board of Directors establish a committee of the Board to review Halliburton's operations in Iran, with a particular reference to potential financial and reputational risks incurred by the company by such operations." In *Marriott international Inc.* (March 18, 2002) The proposal urges the board of directors to create a committee of independent directors to prepare a report "describing the risks to shareholders of operating and/or franchising hotels in Burma, including possible risks to Marriott's brand name resulting from association with human rights abuses in Burma." In *LESCO, Inc.* (March 20, 2001) the proposal requests that the board of directors take the necessary steps to establish a committee of independent directors specifically dedicated to chief executive officer succession planning and the internal development of "promising executives." Thus, there is a long tradition of proposals asking the board to establish a committee to address issues which have been elevated beyond ordinary business by the prominence of the social or policy issues involved.

c. <u>Risk governance is a significant policy issue.</u>

In Staff Legal Bulletin 14E, October 27, 2009, the Staff reversed its prior position that treated as excludable ordinary business all resolutions relating to "risk evaluation." Under the new staff policy, if the subject matter of the resolution relates to a significant social policy issue then the fact that the resolution asks for evaluation of risks will not be a basis for exclusion of the resolution. Aside from risk evaluation related to particular subject matters, **the issue of risk governance was also identified as a significant policy issue**. As the bulletin went on to state:

> In addition, we note that there is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote.

It was as a result of the inclusion of this passage in the Staff Legal Bulletin, combined with the poor disclosure of risk of oversight practices by the Company, that the Proponent chose to propose the establishment of a Risk Governance Committee at the Company.

The significance of this governance as a significant policy issue is supported by numerous recent developments. The recent financial crisis was brought about as a result of poor decisions and governance related to risk. Any company in the financial services sector, including Western Union, now must bring closer attention to bear on the management and oversight of financial risks.

The Staff Legal Bulletin on risk followed a number of significant public policy developments with regard to the role of the Board in risk oversight. These included:

• Sen. Charles Schumer proposed legislation, the "Shareholder Bill of Rights Act" which would, among other things, require every registrant to "establish a risk committee, comprised entirely of independent directors, which shall be responsible for the establishment and evaluation of the risk management practices of the issuer."

• The SEC issued a Proposed proxy disclosure rule on July 9, 2009, Release 33-9052, which proposed new proxy statement disclosure of "the extent of the board's role in the Registrant's risk management and the effect that this has on the Registrant's leadership structure." This proposal was finalized in a slightly edited form in December 2009, as will be discussed in section 3, below.

• Numerous organizations with expertise on auditing, enterprise risk management, and corporate governance have identified the need for boards of directors to rethink the process of governing risk. This trend will be discussed in next two lettered sections below.

d. <u>The Proposal is consistent with public debate and discussion regarding Risk Governance.</u>

The Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in 2004 the state-of-the-art guidance on Enterprise Risk Management, known as the "Enterprise Risk Management—Integrated Framework." The Committee is comprised of representatives of the American Accounting Association, American Institute of Certified Public Accountants, the Institute of Internal Auditors, Financial Executives International and Institute of Management Accountants.

In October 2009, COSO issued a statement in response to the growing focus on the role of boards of directors in enterprise risk management, entitled "Effective Enterprise at Risk Oversight: The Role of the Board of Directors." That statement notes that an "entity's board of directors plays a critical role in overseeing an enterprise-wide approach to risk management. Because management is accountable to the Board of Directors, the board's focus on effective risk oversight is critical to setting the tone and culture towards effective risk management through strategy setting, formulating high-level objectives and approving broad-based resource allocations." Toward the end, the statement (Enclosed in the Appendix) notes that the COSO Enterprise Risk Management Integrated Framework highlights four areas that contribute to board oversight with regard to enterprise risk management:

> **Understand the entity's risk philosophy and concur with the entity's risk appetite.** Risk appetite is the amount of risk, on a broad level, an organization is willing to accept in pursuit of stakeholder value. Because boards represent the views and desires of the organization's key stakeholders, management should have an active discussion with the board to establish a mutual understanding of the organization's overall appetite for risks.
>
> **Know the extent to which management has established effective enterprise risk management of the organization.** Boards should inquire of management about existing risk management processes and challenge management to demonstrate the effectiveness of those processes in identifying, assessing, and managing the organization's most significant enterprise-wide risk exposures.
>
> **Review the entity's portfolio of risk and consider it against the entity's risk appetite.** Effective board oversight of risks is contingent on the ability of the board to understand and assess an organization's strategies with risk exposures. Board agenda

> time and information packets that integrate strategy and operational initiatives with enterprise-wide risk exposures strengthen the ability of boards to **ensure risk exposures are consistent with overall appetite for risk.**
>
> **Be apprised of the most significant risks and whether management is responding appropriately.** Risks are constantly evolving and the need for robust information is of high demand. Regular updating by management to boards of key risk indicators is critical to effective board oversight of key risk exposures for preservation and enhancement of stakeholder value.

When it comes to board level engagement on issues of risk, the Proposal is consistent with these recommendations of COSO. While COSO, the Company, and others have noted that the full board and various committees may need to be involved in risk oversight, others have noted that assigning a particular committee to oversee issues of risk and make recommendations can helpful to give this issue the level of priority needed. For example, W. Neil Eggleston and David Ware wrote in Spring 2009, that compared with keeping this issue within the audit committee:

> [R]isk management has sufficient scope and complexity in many entities that separate risk management committee can allow for increased focus on risk management at the board level. A dedicated committee will also be better suited to looking at the broad scope of risks the entity faces.[1]

As such, it is an appropriate topic for discussion, debate and voting by shareholders, and for the board and management to respond to in the Proxy.

Under the resolved clause, the board would form a risk governance committee "to fully identify our Company's risks, to make recommendations on these risks, and to issue periodic reports to shareholders." This is consistent with the COSO recommendation that the Board "review the entity's portfolio of risk and consider it against the entity's risk appetite." The Board committee would be in a good position to, for instance, review the risk portfolio, the management's approaches to those risks, the systems in place for risk assessment and response, and to make recommendations to the full Board as well as issue reports to shareholders so that they are better informed as to how the Board is overseeing risk.

e. There are strong arguments for moving risk governance out of audit committees. Although the Company makes much of the fact that the audit committee addresses risk "consistent with" New York Stock Exchange Listed Company rules, the Exchange and even the auditing community have made it clear that the jobs of the audit committee are very demanding and that the issues of risk governance need not be confined to this one committee.

For instance, the New York Stock Exchange Listed Companies Manual[2] includes in the long list of tasks assigned to the audit committee to "discuss policies with respect to risk assessment and

---

[1] W. Neil Eggleston and David C. Ware, "Does your board need a risk committee?" Entrepreneur, Spring 2009.
[2] http://nysemanual.nyse.com/LCM/Sections/

risk management." However in the commentary to the rule, the Exchange notes:

> "While it is the job of the CEO and senior management to assess and manage the listed company's exposure to risk, the audit committee must discuss guidelines and policies to govern the process by which this is handled. The audit committee should discuss the listed company's major financial risk exposures and the steps management has taken to monitor and control such exposures. The audit committee is not required to be the sole body responsible for risk assessment and management, but, as stated above, the committee must discuss guidelines and policies to govern the process by which risk assessment and management is undertaken. **Many companies, particularly financial companies, manage and assess their risk through mechanisms other than the audit committee. The processes these companies have in place should be reviewed in a general manner by the audit committee, but they need not be replaced by the audit committee." (emphasis added)** 303A.07 Audit Committee Additional Requirements, amended November 25, 2009.

The New York Stock Exchange rules also provide a presumption that the audit committee membership job it is a very demanding one, so much so that disclosure is required whenever a director has membership on more than three audit committees.[3]

The National Association of Corporate Directors wrote in 2009:

> Currently, only one out of four boards uses the full board for its risk oversight, while an even slimmer 6 percent use a risk committee. Boards can benefit from weighing the pros and cons of these different oversight paradigms for their companies. Whether directors use the full board or committees, they must devote greater attention to the primary duty of vigorously probing and testing management's assumptions.
>
> Risk oversight is a full-board responsibility. However, certain elements can be best handled at the committee level with the governance committee coordinating those assignments.[4]

The KPMG Audit Committee Institute has implied that **the typical location of the demanding job of risk oversight in board audit committees may often be misdirected**. In its list of "Ten To-Do's for Audit Committees in 2010" one of the 10 points is:

---

[3] "Disclosure: If an audit committee member simultaneously serves on the audit committees of more than three public companies, the board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company's audit committee and must disclose such determination either on or through the listed company's website or in its annual proxy statement or, if the listed company does not file an annual proxy statement, in its annual report on Form 10-K filed with the SEC." NYSE Listing Requirements, 303A.07(a) Audit Committee Additional Requirements.

[4] Report of the National Association of Corporate Directors, "**Directors need to establish risk identification procedures, evaluate risk models and improve overall information flow**," September 16, 2009, BusinessWeek online.

> Rethink the audit committee's role in risk oversight-with an eye to narrowing the scope. The tremendous focus on risk today-and the SEC's new rules requiring disclosures about the board's role in risk oversight-is an opportunity for the board to reassess the role of the audit committee (and the full board and the other standing committees) in overseeing risk. Does the audit committee have the expertise and time to deal with strategic, operational, and other risks? Is the expertise of other board members being leveraged? Audit committees already have a lot on their plates with oversight of financial reporting risks.[5]

This audit committee "to do item" followed a previous finding in a survey of audit committee members by KPMG that only 21% of audit committee members are "very satisfied" with the risk reports they receive from management.[6] Therefore, the conversation that is going on across many companies, internal to board audit committees, is consistent with the path proposed by the resolution.

f. <u>The Company's current approach to risk governance supports the need for shareholder engagement through the Proposal.</u>

The Company asserts that allocation of risk oversight responsibilities between committees of the board is a matter of ordinary business reserved to the management and board. But, recent history and the comments of industry insiders as noted above demonstrate that reallocation of these tasks is long overdue, and that companies like Western Union have not necessarily been responding adequately to the need.

It is reasonable for the shareholders to request that a separate committee be established to elevate the focus and transparency given to tasks of risk governance above the level currently implemented by the company. In its no action request letter the Company notes that elements of risk governance are currently situated in various committees. In particular, the letter from the Company emphasized the role of the Audit Committee, which also must oversee nearly 40 different committee duties including appointing the accounting firm to independently audit the Company and managing that firm's services, reports, and procedures, assessing the qualifications of the independent audit firm, its lead audit partners and team, assuring that the Securities and Exchange Act of 1934 has not been violated, and confirming the accuracy of the Company's internal accounting procedures. On top of these vast responsibilities, the Audit Committee is currently also charged with risk oversight.

In light of the impact that poor risk governance may have on shareholders, the request for a single committee to drive this process is appropriate and consistent with the commentaries of corporate governance experts cited above.

It is notable that the Company omitted inclusion of the Proposal in its no action request letter. The Proposal's supporting language detailed the nexus of this issue to the Company:

---

[5] KPMG's Audit Committee Institute Offers Annual '10 To-Dos' For Audit Committees in 2010," PRNewswire, January 7, 2010.

[6] "Risk Management Jumps to Top of Audit Committee Agendas, Says New Survey by KPMG's Audit Committee Institute," July 2, 2008, PRNewswire.

Our Company's most recent 10-K identified a multitude of risks to shareholders, including:

- Current economic conditions could result in fewer customers making payments to billers;
- Interruptions in migration patterns and declines in job opportunities for migrants will reduce money transfers initiated;
- Our customers tend to have jobs that are more significantly impacted by the current economic condition;
- Regulations by financial and consumer protection laws change quickly, putting our Company (and agents and subagents) at risk of failing to comply, potentially leading to license revocation, civil and criminal penalties;
- Agent dissatisfaction or attrition may lead to fracture of our agent or biller network;
- Agent errors may lead to harm to our reputation and brand name confidence;
- Consumer advocacy groups or governmental agencies could identify our migrant customers as entitled to protection, which could adversely affect our Company;
- Our Company has been the subject of class-action litigation regarding its foreign exchange rate disclosure;
- Competition increases from other money transfer providers...

It is reasonable and appropriate for shareholders to seek to elevate the governance of these risks by the Company to a single Committee.

g. <u>The proposal does not impermissibly micromanage the Company.</u>

The Proposal does not qualify for the micro-management exclusion. Under Rule 14a-8(i)(7), the Commission has indicated that shareholders, as a group, are not in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." *Id.* The present Proposal does not micromanage action by the Board or by the Company. As noted above, it can be implemented consistent with the high profile guidance and recommendations of corporate governance experts and policy makers.

Even if allocation of tasks among the board committees would ordinarily be a question of ordinary business, in the face of a significant policy issue, it does not represent impermissible micromanagement. The Staff has stated that a resolution which touches on subject matters that might otherwise be ordinary business, will not be considered to be excludable under the ordinary business exclusion if the subject matter of the resolution otherwise addresses a significant social policy issue. As this staff has noted in Staff Legal Bulletin 14E, the question of Board level governance of risk is one such issue transcending ordinary business.

The Proposal is advisory in nature only and does not deprive the board of the opportunity to make the final decisions about where and how risk oversight will occur. A shareholder vote on this issue allows appropriate airing of these concerns and exposes the board to appropriate scrutiny as to the degree to which it is addressing concerns about poor oversight and mismanagement of risk issues arguably occurring at many companies.

3. **The proponent is willing to modify the resolved clause consistent with the evolving SEC understanding of the Board of Directors role in risk governance.**
In the event that the Staff finds that the current wording of the proposal would represent an excludable intrusion upon the ordinary business of the Company, we request that the staff allow the Proponent to make simple revisions to the language of the resolved clause to acceptably mitigate the ordinary business objection.

Under Staff Legal Bulletin 14, section E. paragraph 5., the Staff has previously noted that it may allow a Proponent to make a modest change to a Proposal to eliminate an issue that might otherwise render the proposal excludable.

Such a revision may be particularly appropriate in the present instance where even the SEC's own understanding of this issue has evolved during the past year. When the Proponent had filed the resolution, the standing proposal of the SEC on proxy disclosure called for disclosure of the Board's role in "risk management." Only when the SEC issued its final revised rule, on December 16, 2009, did it change this language to "risk oversight."

The Proponent is open to simple modifications of the resolved clause, such as the addition or deletion of words or phrases if deemed appropriate by the Staff. **If the Staff finds the current language of the resolved clause to be excludable, we request the opportunity to confer to develop simple modifications to render it acceptable.**

CONCLUSION

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Julie N. W. Goodridge, NorthStarAsset Management
Sarah Kilgore, The Western Union Company, sarah.kilgore@westernunion.com

Appendix
COSO Statement on
Board Role in Risk Management


COSO

COMMITTEE OF SPONSORING
ORGANIZATIONS OF THE TREADWAY COMMISSION

Effective Enterprise Risk Oversight

The Role of the Board of Directors



2009

www.coso.org

Effective Enterprise Risk Management Oversight: The Role of the Board of Directors

The role of the board of directors in enterprise-wide risk oversight has become increasingly challenging as expectations for board engagement are at all time highs. Risk is a pervasive part of everyday business and organizational strategy. But, the complexity of business transactions, technology advances, globalization, speed of product cycles, and the overall pace of change have increased the volume and complexities of risks facing organizations over the last decade. With the benefit of hindsight, the global financial crisis and swooning economy of 2008 and the aftermath thereof have shown us that boards have a difficult task in overseeing the management of increasingly complex and interconnected risks that have the potential to devastate organizations overnight. At the same time, boards and other market participants are receiving increased scrutiny regarding their role in the crisis. Boards are being asked – and many are asking themselves – could they have done a better job in overseeing the management of their organization's risk exposures, and could improved board oversight have prevented or minimized the impact of the financial crisis on their organization?

Clearly, one result of the financial crisis is an increased focus on the effectiveness of board risk oversight practices. The New York Stock Exchange's corporate governance rules already require audit committees of listed corporations to discuss risk assessment and risk management policies. Credit rating agencies, such as Standard and Poor's, are now assessing enterprise risk management processes as part of their corporate credit ratings analysis. Signals from some regulatory bodies now suggest that there may be new regulatory requirements or new interpretations of existing requirements placed on boards regarding their risk oversight responsibilities. More importantly, while business leaders know organizations must regularly take risks to enhance stakeholder value, effective organizations recognize strategic advantages in managing risks.

> *"… I want to make sure that shareholders fully understand how compensation structures and practices drive an executive's risk-taking.*
>
> *The Commission will be considering whether greater disclosure is needed about how a company — **and the company's board in particular** — manages risks, both generally and in the context of setting compensation. I do not anticipate that we will seek to mandate any particular form of oversight; not only is this really beyond the Commission's traditional disclosure role, but it would suggest that there is a one-size-fits-all approach to risk management.*
>
> *Instead, I have asked our staff to develop a proposal for Commission consideration that looks to providing investors, and the market, with better insight into how each company and each board addresses these vital tasks."*
>
> *Mary Schapiro, SEC Chairman*
> *April 2009*

The U.S. Treasury Department is considering regulatory reforms that would require compensation committees of public financial institutions to review and disclose strategies for aligning compensation with sound risk-management. While the focus has been on financial institutions, the link between compensation structures and risk-taking has implications for all organizations. Recent comments from U.S. Securities and Exchange Commission Chairman Mary Schapiro, speaking before the Council of Institutional Investors this past spring, indicated potential new regulations may be emerging for greater disclosures about risk oversight practices of public companies. In July 2009, the SEC issued its first set of proposed rules that would expand proxy disclosures about the impact of compensation policies on risk taking and the role of the board in the company's risk management practices. Legislation has also been introduced in Congress that would mandate the creation of board risk committees.

The challenge facing Boards is how to effectively oversee the organization's enterprise-wide risk management in a way that balances managing risks while adding value to the organization. Although some organizations have employed sophisticated risk management processes, others have managed risks informally or on an ad hoc basis. In the aftermath of the financial crisis, executives and their boards realize that ad hoc risk management is no longer tolerable and that current processes may be inadequate in today's rapidly evolving business world. Boards, along with other parties, are under increased focus due to the widely-held perception that organizations encountered risks during the crisis for which they were not adequately prepared.

Increasingly, boards and management teams are embracing the concept of enterprise risk management (ERM) to better connect their risk oversight with the creation and protection of stakeholder value. ERM is a process that provides a robust and holistic top-down view of key risks facing an organization. To help boards and management understand the critical elements of an enterprise-wide approach to risk management, COSO issued in 2004 its *Enterprise Risk Management – Integrated Framework.* That framework defines ERM as follows:

> *Enterprise risk management is a process, effected by the entity's board of directors, management, and other personnel, applied in strategy setting and across the enterprise, designed to identify potential events that may affect the entity, and manage risk to be within the risk appetite, to provide reasonable assurance regarding the achievement of objectives*
>
> *COSO's Enterprise Risk Management – Integrated Framework (2004)*

In today's environment, the adoption of ERM may be the most effective and attractive way to meet ever increasing demands for effective board risk oversight. If positioned correctly within the organization to support the achievement of organizational objectives, including strategic objectives, effective ERM can be a value-added process that improves long-term organizational performance. Proponents of ERM stress that the goal of effective ERM is not solely to lower risk, but to more effectively manage risks on an enterprise-wide, holistic basis so that stakeholder value is preserved and grows over time. Said differently, ERM can assist management and the board in making better, more risk-informed, strategic decisions.

An entity's board of directors plays a critical role in overseeing an enterprise-wide approach to risk management. Because management is accountable to the board of directors, the board's focus on effective risk oversight is critical to setting the tone and culture towards effective risk management through strategy setting, formulating high level objectives, and approving broad-based resource allocations.

COSO's *Enterprise Risk Management – Integrated Framework* highlights four areas that contribute to board oversight with regard to enterprise risk management:

- ***Understand the entity's risk philosophy and concur with the entity's risk appetite.*** Risk appetite is the amount of risk, on a broad level, an organization is willing to accept in pursuit of stakeholder value. Because boards represent the views and desires of the organization's key stakeholders, management should have an active discussion with the board to establish a mutual understanding of the organization's overall appetite for risks.

- ***Know the extent to which management has established effective enterprise risk management of the organization.*** Boards should inquire of management about existing risk management processes and challenge management to demonstrate the effectiveness of those processes in identifying, assessing, and managing the organization's most significant enterprise-wide risk exposures.


Portfolio of Risks
Stakeholder
Appetite for Risks

- ***Review the entity's portfolio of risk and consider it against the entity's risk appetite.*** Effective board oversight of risks is contingent on the ability of the board to understand and assess an organization's strategies with risk exposures. Board agenda time and information packets that integrate strategy and operational initiatives with enterprise-wide risk exposures strengthen the ability of boards to ensure risk exposures are consistent with overall appetite for risk.

- ***Be apprised of the most significant risks and whether management is responding appropriately.*** Risks are constantly evolving and the need for robust information is of high demand. Regular updating by management to boards of key risk indicators is critical to effective board oversight of key risk exposures for preservation and enhancement of stakeholder value.

Boards of directors often use board committees in carrying out certain of their risk oversight duties. The use and focus of committees vary from one entity to another, although common committees are the audit committee, nominating/governance committees, compensation committees, with each focusing attention on elements of enterprise risk management. While risk oversight, like strategy, is a full board responsibility, some companies may choose to start the process by asking the relevant committees to address risk oversight in their areas while focusing on strategic risk issues in the full board discussion.

While ERM is not a panacea for all the turmoil experienced in the markets in recent years, robust engagement by the board in enterprise risk oversight strengthens an organization's resilience to significant risk exposures. ERM can help provide a path of greater awareness of the risks the organization faces and their inter-related nature, more proactive management of those risks, and more transparent decision making around risk/reward trade-offs, which can contribute toward greater likelihood of the achievement of objectives.

An executive summary of COSO's *Enterprise Risk Management – Integrated Framework* provides an overview of the key principles for effective enterprise risk management and is available for free download at www.coso.org. More detailed guidance, including examples about effective implementation of the key principles, is contained in the full document. COSO's objectives are to improve organizational performance through better integration of strategy, risk, control, and governance. Our Frameworks are based on identified best practices and the development of consistent terminology and approaches that can be used by many organizations in meeting their objectives. We hope that our ERM Framework will help you in that journey to enhancing long-term stakeholder value.

****

The Committee of Sponsoring Organizations of the Treadway Commission (COSO) is a voluntary private-sector organization comprised of the following organizations dedicated to guiding executive management and governance participants towards the establishment of more effective, efficient, and ethical business operations on a global basis. It sponsors and disseminates frameworks and guidance based on in-depth research, analysis, and best practices.

- American Accounting Association
- American Institute of Certified Public Accountants
- Financial Executives International
- Institute of Management Accountants
- The Institute of Internal Auditors

1. U.S. Securities and Exchange Commission, *Speech by SEC Chairman: Address to the Council of Institutional Investors*, 2009 (www.sec.gov/news/speech/2009/spch040609.html).
2. Committee of Sponsoring Organizations of the Treadway Commission (COSO), *Enterprise Risk Management – Integrated Framework*, September 2004, www.coso.org, New York, NY.

SANFORD J. LEWIS, ATTORNEY

February 9, 2010

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to the Western Union Company to Establish a Risk Governance Committee, submitted by NorthStar Asset Management, Inc.

Ladies and Gentlemen:

NorthStar Asset Management (the "Proponent") is the beneficial owner of common stock of the Western Union Company (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated January 7, 2010, sent to the Securities and Exchange Commission Staff (the "Staff") by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2010 proxy statement by virtue of Rules 14a-8(f) and 14a-8(i)(7).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the aforementioned Rules, it is our opinion that the Proposal must be included in the Company's 2010 proxy materials and that it is not excludable by virtue of that Rule.

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Sarah Kilgore, Associate General Counsel, and the Western Union Company.

SUMMARY

The Proposal requests that the board form a risk governance committee. It appears that the Company has failed to comply with Rule 14a-8, because it failed to provide the Staff with copies of the full Proposal as is required by Rule 14a-8(j)(2)(i). In the event the Staff intends to nevertheless review the Company's no action request, we are fully arguing the issues raised by the Company.

The Company asserts that the Proponent has not submitted sufficient documentation of ownership; however, the Proponent has documented both the presence of sufficient shares in its client accounts and its powers and authority as a beneficial owner of the shares in those accounts, therefore the documentation of ownership is complete.

The Company asserts that the resolution is excludable as focusing on the ordinary business of the company. However, the Proposal addresses a significant public policy issue which transcends ordinary business and which the Staff has specifically identified as appropriate for shareholder deliberation through a proposal, namely the issue of risk governance. In addition, the Proposal

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

does not micromanage the Company or Board in a manner that would render the resolution excludable.

THE PROPOSAL

For convenience of the Staff, the text of the full Proposal (omitted from the Company's no action request in violation of a Rule 14a-8(j)(2)) is included here in its entirety:

Establish a Risk Governance Committee

WHEREAS: Western Union relies on our Audit Committee to oversee nearly 40 different committee duties including appointing the accounting firm to independently audit the Company and managing that firm's services, reports, and procedures, assessing the qualifications of the independent audit firm, its lead audit partners and team, assuring that the Securities and Exchange Act of 1934 has not been violated, and confirming the accuracy of the Company's internal accounting procedures;

In addition to these vast responsibilities, our Audit Committee is charged with assessing wide ranging risks to the company. Our Company's most recent 10-K identified a multitude of risks to shareholders, including:

- Current economic conditions could result in fewer customers making payments to billers;
- Interruptions in migration patterns and declines in job opportunities for migrants will reduce money transfers initiated;
- Our customers tend to have jobs that are more significantly impacted by the current economic condition;
- Regulations by financial and consumer protection laws change quickly, putting our Company (and agents and subagents) at risk of failing to comply, potentially leading to license revocation, civil and criminal penalties;
- Agent dissatisfaction or attrition may lead to fracture of our agent or biller network;
- Agent errors may lead to harm to our reputation and brand name confidence;
- Consumer advocacy groups or governmental agencies could identify our migrant customers as entitled to protection, which could adversely affect our Company;
- Our Company has been the subject of class-action litigation regarding its foreign exchange rate disclosure;
- Competition increases from other money transfer providers;

These risks have the potential to negatively impact all aspects of our Company's reputation and operations, including customer satisfaction and loyalty, our distribution network, market share, revenue, legal action, competitive position and ability of our customers to pay;

Because Western Union's customers are mostly urban and poor, a typical remitter spends a full week's wages just paying for his/her annual transaction costs. With this population in mind, we must remember that brand reputation, transaction cost, and accessibility remain the most important issues to our customer base;

Western Union has faced numerous lawsuits based on predatory fees and unfair exchange rates, resulting in millions of shareholder dollars being spent on settlements. These accusations, coupled with the current global financial crisis, increase the risk our Company faces in the competitive consumer market which may further affect shareholder value. Controlling these risks is a prime concern for our Company, and therefore a separate Risk Governance Committee is needed;

Additionally, congressional legislation, the "Shareholder Bill of Rights Act of 2009," is currently pending that would require company boards to establish new risk committees with independent directors, which "which shall be responsible for the establishment and evaluation of the risk management practices of the issuer;"

RESOLVED: shareholders request that the board form a risk governance committee, independent of the Audit Committee, to fully identify our Company's risks, to make recommendations on these risks, and to issue periodic reports to shareholders.

ANALYSIS

1. **The proponent has properly demonstrated that it is eligible to submit the proposal.**
The Company argues that the Proponent is not eligible to file the Proposal because the Proponent's documentation letter from its broker indicates that "Morgan Stanley held shares of the Company's common stock in the accounts of the Proponent's clients, not the accounts of the Proponent itself." In 2008, the Staff concurred with the Company's view that a proposal could be excluded from the Company's 2008 proxy materials because the proponent had failed to demonstrate that it beneficially owned shares of the Company's common stock. *The Western Union Company* (March 4, 2008). In contrast to that 2008 precedent, in the current instance the Proponent confirmed that it is authorized to vote and buy and sell shares on behalf of its clients, i.e. authorization as a beneficial owner. Notably, the Company made this same argument regarding beneficial ownership after receiving the same documentation from the Proponent in 2009, but in that instance the Staff found a resolution excludable on other grounds (ordinary business), not on the basis of a lack of proof of beneficial ownership. *The Western Union Company* (March 6, 2009).

While the staff found in 2008 that the submission of a letter from a broker was insufficient to prevent an exclusion under rule 14a-8(b), this time when the company asked for the proponent to provide documentation, as the company notes, the Proponent included a cover letter (December 17, 2009) which contained the statement that:

> At NorthStar Asset Management Inc., stocks are held in our client accounts, and our contract with our clients gives us rights of beneficial ownership consistent with the securities laws, namely, the power to vote or direct the voting of such securities and the power to dispose or direct the disposition of such securities.

While the company asserts that the facts are in all material aspects identical to 2008, because of the addition of new letter from the proponent, the facts are not at all identical, and rather are identical to 2009, when the staff did not find proof of ownership to be lacking in a filing submitted by the Proponent to the Company.

Rule 14a-8(b) requires that the proponent document that it has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date one submits the proposal.

As the Commission has made clear in Exchange Act Release No. 34-20091 (August 16, 1983), the goal of 14a-8(b) is to ensure that the proponent has an "economic stake or investment interest in the corporation."

As noted in the letter from NorthStar Asset Management, the Proponent's clients have executed contracts delegating investment decision-making and proxy-voting decisions to the Proponent. Therefore the Proponent, through contracts, not only has the power to vote the Company shares, but also has investment power over the Company shares. The transfer of these rights satisfy the definition of beneficial ownership under Rule 13(d)-3 and thereby satisfy the eligibility requirements of 14a-8(b).

Under Rule 14a-8(b)(2)(ii) proponents can prove their ownership of company shares by providing the company with a copy of schedule 13D or 13G (the 5% ownership schedules). Therefore, through Rule 14a-8(b)(2)(ii) the Commission has directly imported the ownership criteria found in Rule 13. Rule 13(d)-3, found at 17 C.F.R. §240.13d-3, provides the definition of a beneficial owner:

> a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:
>
> (1) Voting power which includes the power to vote, or direct the voting of, such security; and/or
>
> (2) Investment power which includes the power to dispose, or to direct the disposition of, such security.

This use of the 13d-3 definition in Rule 14a-8 matters is confirmed in Securities Act Release No. 17517 (February 5, 1981). In referring to the intended broad use of the definition of "beneficial owner," Release No. 17517 provides that "the Rule 13d-3 definition [satisfies] the requirements of several sections of the federal securities laws [and] was intended to avoid the necessity of adopting several definitions addressing essentially the same concept." The Commission then goes on to reference specifically the application of Rule 13d-3 to Schedule 14A. *Id.* at 29.

Therefore facts both from the standpoint of documentation filed, and applying the standing definition to the facts of the case, lead to the conclusion that the Proponent is a beneficial owner of the shares and is eligible to submit the Proposal.

The letter from NorthStar Asset Management is relevant to determination of eligibility.
The company asserts that the letter from NorthStar Asset Management is "irrelevant for purposes of determining the Proponent's eligibility to submit the Proposal" since Rule 14a-8(b)(2) only provides two ways to document ownership, either a written statement from the record holder or a

copy of certain SEC filings which are not relevant to the proponent. The Company asserts that the rule does not indicate that proponent can establish the right to submit a proposal by submitting a letter from itself.

In the present case, the broker, which is the record holder, submitted the appropriate documentation regarding the Proponent's ownership during the holding period. The proponent's Broker followed the literal requirements of rule 14a-8(2) which are to "submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal."

However, since the Proponent is beneficial owner of shares in its *clients'* accounts, it is also necessary for the proponent to document that its contractual relationship to its clients gives it powers of beneficial ownership such that it is an appropriate filer of the resolution. The record holder in this instance would not have sufficient information on its own verify that aspect of the relationship. To disallow the proponent itself to provide the needed documentation would be an inappropriate misapplication of the rule.

Already, it should be noted that under the terms of the rule itself certain aspects of ownership documentation are contained in the letter from the proponent rather than the letter from the record holder. The rule provides that the proponent must, in its cover letter, state that it intends to continue holding the stock through the shareholder meeting. The documentation by the proponent of its beneficial ownership rights is in the present instance a necessary component of the filer's documentation.

Even though the rule does not explicitly address the circumstance of the Proponent, the Staff has found in other instances that at times a letter from a proponent may be appropriate to explain elements of the relationship giving them an appropriate level of agency or beneficial ownership. For instance in *Nabors Industries Ltd.* (April 4, 2005) a representative of the proponent, ProxyVote Plus, submitted the Proposal to the Company. The cover letter to the Proposal noted that ProxyVote Plus had been retained to advise the United Association S&P 500 Index Fund on corporate governance matters and that ProxyVote Plus had the authority to submit the Proposal on behalf of the Fund. The staff found that the resolution was not excludable under rule *14a-8(b) and Rule 14a-8(f)(1).*

If the documentation provided to the company by the Proponent is considered inadequate by the Staff, we request the opportunity to confer with the staff to identify exactly what a beneficial owner in the position of NorthStar Asset Management is required to do in order to document its position of beneficial ownership.

2. The Proposal is not excludable as relating to Western Union's ordinary business operations.

The Company argues that the Proposal violates 14a-8(i)(7) because it pertains to matters directly relating to Western Union's ordinary business operations. The Company makes two arguments in this regard. First, the Company asserts that the issue of oversight of risks is an ordinary business matter, because of the scale of the company and the many risks that the Company faces. Secondly, the Company asserts that allocation of responsibilities for risk oversight between board committees is a matter of ordinary business, because the Company is in the best position to assess which committees are appropriate to address which elements of risk.

However, because the resolution relates to the policy issue of the Board's role in risk governance, the Proposal transcends excludable ordinary business under Rule 14a-8(i)(7). Even if the resolution touches upon issues that would otherwise be excludable as ordinary business, the focus on governance of risk is a transcendent subject matter that renders the resolution nonexcludable. Further, the resolution does not micromanage. Therefore the Company has not met its burden of proving that the resolution is excludable under Rule 14a-8(g).

a. Applicable Legal Principles

The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* The second consideration comes into play when a proposal involves "methods for implementing complex policies." *Id.*

However, a proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". *Id.* at 426. Interpreting that standard, the Court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427.

Thus, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

The SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" exclusion determinations would hinge on two factors:

Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally***

would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).

<u>"Micro-Managing" the Company</u>: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

The SEC has also made it clear that under the Rule, "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added). Rule 14a-8(g).

b. <u>The allocation of duties between committees can transcend ordinary business when a significant policy issue is involved.</u>

The Company's assertion that a Proposal intrudes upon the managerial decisions of the Board when it allocates duties among committees is contrary to numerous Staff precedents which found that shareholders can deploy a proposal to request the establishment of a board committee where the issue involves major policy concerns. In numerous instances, proposals to establish such Board committees have not been deemed excludable despite challenges on the basis of ordinary business. For instance in *Pulte Homes Inc.* (February 27, 2008) the proposal requested that the board establish a committee consisting solely of outside directors to oversee the development and enforcement of policies and procedures to ensure that the loan terms and underwriting standards of nontraditional mortgage loans are consistent with prudent lending practices and that consumers have sufficient information prior to making a product choice, and further provides that the board shall report to shareholders. Despite the company's attempt to portray this as intruding on ordinary business, the connection to a significant policy issue was sufficient to transcend ordinary business.

In *Yahoo! Inc.* (April 16, 2007) the proposal would amend the bylaws to establish a board committee that will review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the United States and worldwide. Again, the staff found it was not excludable under the ordinary business rule. In *R.J. Reynolds Tobacco Holdings Inc.* (March 7, 2000) the proposal related to the board creating a committee of outside directors to investigate policies and procedures regarding the placement of RJR tobacco products in retail outlets and report to shareholders recommendations aimed at ensuring that RJR tobacco products are placed outside immediate access to prevent theft by minors. And in *Exxon Mobil* (March 18, 2008) the proposal would establish a committee of the Board of Directors on how Exxon Mobil can become the industry leader in developing and make them available technology needed to enable the USA to become energy independent in an environmentally sustainable way.

The Staff has also found a number of other relevant proposals to be nonexcludable, on other grounds (ordinary business apparently not raised by the companies). For instance, in *Halliburton Company (March 14, 2003)* the proposal requested "that the Board of Directors establish a committee of the Board to review Halliburton's operations in Iran, with a particular reference to potential financial and reputational risks incurred by the company by such operations." In *Marriott international Inc.* (March 18, 2002) The proposal urges the board of directors to create a committee of independent directors to prepare a report "describing the risks to shareholders of operating and/or franchising hotels in Burma, including possible risks to Marriott's brand name resulting from association with human rights abuses in Burma." In *LESCO, Inc.* (March 20, 2001) the proposal requests that the board of directors take the necessary steps to establish a committee of independent directors specifically dedicated to chief executive officer succession planning and the internal development of "promising executives." Thus, there is a long tradition of proposals asking the board to establish a committee to address issues which have been elevated beyond ordinary business by the prominence of the social or policy issues involved.

c. Risk governance is a significant policy issue.

In Staff Legal Bulletin 14E, October 27, 2009, the Staff reversed its prior position that treated as excludable ordinary business all resolutions relating to "risk evaluation." Under the new staff policy, if the subject matter of the resolution relates to a significant social policy issue then the fact that the resolution asks for evaluation of risks will not be a basis for exclusion of the resolution. Aside from risk evaluation related to particular subject matters, **the issue of risk governance was also identified as a significant policy issue**. As the bulletin went on to state:

> In addition, we note that there is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote.

It was as a result of the inclusion of this passage in the Staff Legal Bulletin, combined with the poor disclosure of risk of oversight practices by the Company, that the Proponent chose to propose the establishment of a Risk Governance Committee at the Company.

The significance of this governance as a significant policy issue is supported by numerous recent developments. The recent financial crisis was brought about as a result of poor decisions and governance related to risk. Any company in the financial services sector, including Western Union, now must bring closer attention to bear on the management and oversight of financial risks.

The Staff Legal Bulletin on risk followed a number of significant public policy developments with regard to the role of the Board in risk oversight. These included:

• Sen. Charles Schumer proposed legislation, the "Shareholder Bill of Rights Act" which would, among other things, require every registrant to "establish a risk committee, comprised entirely of independent directors, which shall be responsible for the establishment and evaluation of the risk management practices of the issuer."

• The SEC issued a Proposed proxy disclosure rule on July 9, 2009, Release 33-9052, which proposed new proxy statement disclosure of "the extent of the board's role in the Registrant's risk management and the effect that this has on the Registrant's leadership structure." This proposal was finalized in a slightly edited form in December 2009, as will be discussed in section 3, below.

• Numerous organizations with expertise on auditing, enterprise risk management, and corporate governance have identified the need for boards of directors to rethink the process of governing risk. This trend will be discussed in next two lettered sections below.

d. The Proposal is consistent with public debate and discussion regarding Risk Governance.

The Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in 2004 the state-of-the-art guidance on Enterprise Risk Management, known as the "Enterprise Risk Management—Integrated Framework." The Committee is comprised of representatives of the American Accounting Association, American Institute of Certified Public Accountants, the Institute of Internal Auditors, Financial Executives International and Institute of Management Accountants.

In October 2009, COSO issued a statement in response to the growing focus on the role of boards of directors in enterprise risk management, entitled "Effective Enterprise at Risk Oversight: The Role of the Board of Directors." That statement notes that an "entity's board of directors plays a critical role in overseeing an enterprise-wide approach to risk management. Because management is accountable to the Board of Directors, the board's focus on effective risk oversight is critical to setting the tone and culture towards effective risk management through strategy setting, formulating high-level objectives and approving broad-based resource allocations." Toward the end, the statement (Enclosed in the Appendix) notes that the COSO Enterprise Risk Management Integrated Framework highlights four areas that contribute to board oversight with regard to enterprise risk management:

> **Understand the entity's risk philosophy and concur with the entity's risk appetite.** Risk appetite is the amount of risk, on a broad level, an organization is willing to accept in pursuit of stakeholder value. Because boards represent the views and desires of the organization's key stakeholders, management should have an active discussion with the board to establish a mutual understanding of the organization's overall appetite for risks.
>
> **Know the extent to which management has established effective enterprise risk management of the organization.** Boards should inquire of management about existing risk management processes and challenge management to demonstrate the effectiveness of those processes in identifying, assessing, and managing the organization's most significant enterprise-wide risk exposures.
>
> **Review the entity's portfolio of risk and consider it against the entity's risk appetite.** Effective board oversight of risks is contingent on the ability of the board to understand and assess an organization's strategies with risk exposures. Board agenda

time and information packets that integrate strategy and operational initiatives with enterprise-wide risk exposures strengthen the ability of boards to **ensure risk exposures are consistent with overall appetite for risk.**

Be apprised of the most significant risks and whether management is responding appropriately. Risks are constantly evolving and the need for robust information is of high demand. Regular updating by management to boards of key risk indicators is critical to effective board oversight of key risk exposures for preservation and enhancement of stakeholder value.

When it comes to board level engagement on issues of risk, the Proposal is consistent with these recommendations of COSO. While COSO, the Company, and others have noted that the full board and various committees may need to be involved in risk oversight, others have noted that assigning a particular committee to oversee issues of risk and make recommendations can helpful to give this issue the level of priority needed. For example, W. Neil Eggleston and David Ware wrote in Spring 2009, that compared with keeping this issue within the audit committee:

> [R]isk management has sufficient scope and complexity in many entities that separate risk management committee can allow for increased focus on risk management at the board level. A dedicated committee will also be better suited to looking at the broad scope of risks the entity faces.[1]

As such, it is an appropriate topic for discussion, debate and voting by shareholders, and for the board and management to respond to in the Proxy.

Under the resolved clause, the board would form a risk governance committee "to fully identify our Company's risks, to make recommendations on these risks, and to issue periodic reports to shareholders." This is consistent with the COSO recommendation that the Board "review the entity's portfolio of risk and consider it against the entity's risk appetite." The Board committee would be in a good position to, for instance, review the risk portfolio, the management's approaches to those risks, the systems in place for risk assessment and response, and to make recommendations to the full Board as well as issue reports to shareholders so that they are better informed as to how the Board is overseeing risk.

e. There are strong arguments for moving risk governance out of audit committees. Although the Company makes much of the fact that the audit committee addresses risk "consistent with" New York Stock Exchange Listed Company rules, the Exchange and even the auditing community have made it clear that the jobs of the audit committee are very demanding and that the issues of risk governance need not be confined to this one committee.

For instance, the New York Stock Exchange Listed Companies Manual[2] includes in the long list of tasks assigned to the audit committee to "discuss policies with respect to risk assessment and

[1] W. Neil Eggleston and David C. Ware, " Does your board need a risk committee?" Entrepreneur, Spring 2009.
[2] http://nysemanual.nyse.com/LCM/Sections/

risk management." However in the commentary to the rule, the Exchange notes:

> "While it is the job of the CEO and senior management to assess and manage the listed company's exposure to risk, the audit committee must discuss guidelines and policies to govern the process by which this is handled. The audit committee should discuss the listed company's major financial risk exposures and the steps management has taken to monitor and control such exposures. The audit committee is not required to be the sole body responsible for risk assessment and management, but, as stated above, the committee must discuss guidelines and policies to govern the process by which risk assessment and management is undertaken. **Many companies, particularly financial companies, manage and assess their risk through mechanisms other than the audit committee. The processes these companies have in place should be reviewed in a general manner by the audit committee, but they need not be replaced by the audit committee." (emphasis added)** 303A.07 Audit Committee Additional Requirements, amended November 25, 2009.

The New York Stock Exchange rules also provide a presumption that the audit committee membership job it is a very demanding one, so much so that disclosure is required whenever a director has membership on more than three audit committees.[3]

The National Association of Corporate Directors wrote in 2009:

> Currently, only one out of four boards uses the full board for its risk oversight, while an even slimmer 6 percent use a risk committee. Boards can benefit from weighing the pros and cons of these different oversight paradigms for their companies. Whether directors use the full board or committees, they must devote greater attention to the primary duty of vigorously probing and testing management's assumptions.
>
> Risk oversight is a full-board responsibility. However, certain elements can be best handled at the committee level with the governance committee coordinating those assignments.[4]

The KPMG Audit Committee Institute has implied that **the typical location of the demanding job of risk oversight in board audit committees may often be misdirected**. In its list of "Ten To-Do's for Audit Committees in 2010" one of the 10 points is:

---

[3] "Disclosure: If an audit committee member simultaneously serves on the audit committees of more than three public companies, the board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company's audit committee and must disclose such determination either on or through the listed company's website or in its annual proxy statement or, if the listed company does not file an annual proxy statement, in its annual report on Form 10-K filed with the SEC." NYSE Listing Requirements, 303A.07(a) Audit Committee Additional Requirements.

[4] Report of the National Association of Corporate Directors, "**Directors need to establish risk identification procedures, evaluate risk models and improve overall information flow**," September 16, 2009, BusinessWeek online.

> Rethink the audit committee's role in risk oversight-with an eye to narrowing the scope. The tremendous focus on risk today-and the SEC's new rules requiring disclosures about the board's role in risk oversight-is an opportunity for the board to reassess the role of the audit committee (and the full board and the other standing committees) in overseeing risk. Does the audit committee have the expertise and time to deal with strategic, operational, and other risks? Is the expertise of other board members being leveraged? Audit committees already have a lot on their plates with oversight of financial reporting risks.[5]

This audit committee "to do item" followed a previous finding in a survey of audit committee members by KPMG that only 21% of audit committee members are "very satisfied" with the risk reports they receive from management.[6] Therefore, the conversation that is going on across many companies, internal to board audit committees, is consistent with the path proposed by the resolution.

f. <u>The Company's current approach to risk governance supports the need for shareholder engagement through the Proposal.</u>

The Company asserts that allocation of risk oversight responsibilities between committees of the board is a matter of ordinary business reserved to the management and board. But, recent history and the comments of industry insiders as noted above demonstrate that reallocation of these tasks is long overdue, and that companies like Western Union have not necessarily been responding adequately to the need.

It is reasonable for the shareholders to request that a separate committee be established to elevate the focus and transparency given to tasks of risk governance above the level currently implemented by the company. In its no action request letter the Company notes that elements of risk governance are currently situated in various committees. In particular, the letter from the Company emphasized the role of the Audit Committee, which also must oversee nearly 40 different committee duties including appointing the accounting firm to independently audit the Company and managing that firm's services, reports, and procedures, assessing the qualifications of the independent audit firm, its lead audit partners and team, assuring that the Securities and Exchange Act of 1934 has not been violated, and confirming the accuracy of the Company's internal accounting procedures. On top of these vast responsibilities, the Audit Committee is currently also charged with risk oversight.

In light of the impact that poor risk governance may have on shareholders, the request for a single committee to drive this process is appropriate and consistent with the commentaries of corporate governance experts cited above.

It is notable that the Company omitted inclusion of the Proposal in its no action request letter. The Proposal's supporting language detailed the nexus of this issue to the Company:

---

[5] KPMG's Audit Committee Institute Offers Annual '10 To-Dos' For Audit Committees in 2010," PRNewswire, January 7, 2010.

[6] "Risk Management Jumps to Top of Audit Committee Agendas, Says New Survey by KPMG's Audit Committee Institute," July 2, 2008, PRNewswire.

Our Company's most recent 10-K identified a multitude of risks to shareholders, including:

- Current economic conditions could result in fewer customers making payments to billers;
- Interruptions in migration patterns and declines in job opportunities for migrants will reduce money transfers initiated;
- Our customers tend to have jobs that are more significantly impacted by the current economic condition;
- Regulations by financial and consumer protection laws change quickly, putting our Company (and agents and subagents) at risk of failing to comply, potentially leading to license revocation, civil and criminal penalties;
- Agent dissatisfaction or attrition may lead to fracture of our agent or biller network;
- Agent errors may lead to harm to our reputation and brand name confidence;
- Consumer advocacy groups or governmental agencies could identify our migrant customers as entitled to protection, which could adversely affect our Company;
- Our Company has been the subject of class-action litigation regarding its foreign exchange rate disclosure;
- Competition increases from other money transfer providers...

It is reasonable and appropriate for shareholders to seek to elevate the governance of these risks by the Company to a single Committee.

g. **The proposal does not impermissibly micromanage the Company.**

The Proposal does not qualify for the micro-management exclusion. Under Rule 14a-8(i)(7), the Commission has indicated that shareholders, as a group, are not in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." *Id.* The present Proposal does not micromanage action by the Board or by the Company. As noted above, it can be implemented consistent with the high profile guidance and recommendations of corporate governance experts and policy makers.

Even if allocation of tasks among the board committees would ordinarily be a question of ordinary business, in the face of a significant policy issue, it does not represent impermissible micromanagement. The Staff has stated that a resolution which touches on subject matters that might otherwise be ordinary business, will not be considered to be excludable under the ordinary business exclusion if the subject matter of the resolution otherwise addresses a significant social policy issue. As this staff has noted in Staff Legal Bulletin 14E, the question of Board level governance of risk is one such issue transcending ordinary business.

The Proposal is advisory in nature only and does not deprive the board of the opportunity to make the final decisions about where and how risk oversight will occur. A shareholder vote on this issue allows appropriate airing of these concerns and exposes the board to appropriate scrutiny as to the degree to which it is addressing concerns about poor oversight and mismanagement of risk issues arguably occurring at many companies.

3. **The proponent is willing to modify the resolved clause consistent with the evolving SEC understanding of the Board of Directors role in risk governance.**
In the event that the Staff finds that the current wording of the proposal would represent an excludable intrusion upon the ordinary business of the Company, we request that the staff allow the Proponent to make simple revisions to the language of the resolved clause to acceptably mitigate the ordinary business objection.

Under Staff Legal Bulletin 14, section E. paragraph 5., the Staff has previously noted that it may allow a Proponent to make a modest change to a Proposal to eliminate an issue that might otherwise render the proposal excludable.

Such a revision may be particularly appropriate in the present instance where even the SEC's own understanding of this issue has evolved during the past year. When the Proponent had filed the resolution, the standing proposal of the SEC on proxy disclosure called for disclosure of the Board's role in "risk management." Only when the SEC issued its final revised rule, on December 16, 2009, did it change this language to "risk oversight."

The Proponent is open to simple modifications of the resolved clause, such as the addition or deletion of words or phrases if deemed appropriate by the Staff. **If the Staff finds the current language of the resolved clause to be excludable, we request the opportunity to confer to develop simple modifications to render it acceptable.**

CONCLUSION

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Julie N. W. Goodridge, NorthStarAsset Management
Sarah Kilgore, The Western Union Company, sarah.kilgore@westernunion.com

Appendix
COSO Statement on Board Role in Risk Management



COMMITTEE OF SPONSORING
ORGANIZATIONS OF THE TREADWAY COMMISSION

Effective Enterprise Risk Oversight

The Role of the Board of Directors


2009

www.coso.org

Effective Enterprise Risk Management Oversight: The Role of the Board of Directors

The role of the board of directors in enterprise-wide risk oversight has become increasingly challenging as expectations for board engagement are at all time highs. Risk is a pervasive part of everyday business and organizational strategy. But, the complexity of business transactions, technology advances, globalization, speed of product cycles, and the overall pace of change have increased the volume and complexities of risks facing organizations over the last decade. With the benefit of hindsight, the global financial crisis and swooning economy of 2008 and the aftermath thereof have shown us that boards have a difficult task in overseeing the management of increasingly complex and interconnected risks that have the potential to devastate organizations overnight. At the same time, boards and other market participants are receiving increased scrutiny regarding their role in the crisis. Boards are being asked – and many are asking themselves – could they have done a better job in overseeing the management of their organization's risk exposures, and could improved board oversight have prevented or minimized the impact of the financial crisis on their organization?

Clearly, one result of the financial crisis is an increased focus on the effectiveness of board risk oversight practices. The New York Stock Exchange's corporate governance rules already require audit committees of listed corporations to discuss risk assessment and risk management policies. Credit rating agencies, such as Standard and Poor's, are now assessing enterprise risk management processes as part of their corporate credit ratings analysis. Signals from some regulatory bodies now suggest that there may be new regulatory requirements or new interpretations of existing requirements placed on boards regarding their risk oversight responsibilities. More importantly, while business leaders know organizations must regularly take risks to enhance stakeholder value, effective organizations recognize strategic advantages in managing risks.

> *"... I want to make sure that shareholders fully understand how compensation structures and practices drive an executive's risk-taking.*
>
> *The Commission will be considering whether greater disclosure is needed about how a company — **and the company's board in particular** — manages risks, both generally and in the context of setting compensation. I do not anticipate that we will seek to mandate any particular form of oversight, not only is this really beyond the Commission's traditional disclosure role, but it would suggest that there is a one-size-fits-all approach to risk management.*
>
> *Instead, I have asked our staff to develop a proposal for Commission consideration that looks to providing investors, and the market, with better insight into how each company and each board addresses these vital tasks."*
>
> *– Mary Schapiro, SEC Chairman*
> *April 2009*

The U.S. Treasury Department is considering regulatory reforms that would require compensation committees of public financial institutions to review and disclose strategies for aligning compensation with sound risk-management. While the focus has been on financial institutions, the link between compensation structures and risk-taking has implications for all organizations. Recent comments from U.S. Securities and Exchange Commission Chairman Mary Schapiro, speaking before the Council of Institutional Investors this past spring, indicated potential new regulations may be emerging for greater disclosures about risk oversight practices of public companies. In July 2009, the SEC issued its first set of proposed rules that would expand proxy disclosures about the impact of compensation policies on risk taking and the role of the board in the company's risk management practices. Legislation has also been introduced in Congress that would mandate the creation of board risk committees.

The challenge facing Boards is how to effectively oversee the organization's enterprise-wide risk management in a way that balances managing risks while adding value to the organization. Although some organizations have employed sophisticated risk management processes, others have managed risks informally or on an ad hoc basis. In the aftermath of the financial crisis, executives and their boards realize that ad hoc risk management is no longer tolerable and that current processes may be inadequate in today's rapidly evolving business world. Boards, along with other parties, are under increased focus due to the widely-held perception that organizations encountered risks during the crisis for which they were not adequately prepared.

Increasingly, boards and management teams are embracing the concept of enterprise risk management (ERM) to better connect their risk oversight with the creation and protection of stakeholder value. ERM is a process that provides a robust and holistic top-down view of key risks facing an organization. To help boards and management understand the critical elements of an enterprise-wide approach to risk management, COSO issued in 2004 its *Enterprise Risk Management – Integrated Framework*. That framework defines ERM as follows:

> ***Enterprise risk management is a process, effected by the entity's board of directors, management, and other personnel, applied in strategy setting and across the enterprise, designed to identify potential events that may affect the entity, and manage risk to be within the risk appetite, to provide reasonable assurance regarding the achievement of objectives***
>
> ***COSO's Enterprise Risk Management – Integrated Framework (2004)***

In today's environment, the adoption of ERM may be the most effective and attractive way to meet ever increasing demands for effective board risk oversight. If positioned correctly within the organization to support the achievement of organizational objectives, including strategic objectives, effective ERM can be a value-added process that improves long-term organizational performance. Proponents of ERM stress that the goal of effective ERM is not solely to lower risk, but to more effectively manage risks on an enterprise-wide, holistic basis so that stakeholder value is preserved and grows over time. Said differently, ERM can assist management and the board in making better, more risk-informed, strategic decisions.

An entity's board of directors plays a critical role in overseeing an enterprise-wide approach to risk management. Because management is accountable to the board of directors, the board's focus on effective risk oversight is critical to setting the tone and culture towards effective risk management through strategy setting, formulating high level objectives, and approving broad-based resource allocations.

COSO's *Enterprise Risk Management – Integrated Framework* highlights four areas that contribute to board oversight with regard to enterprise risk management:

- ***Understand the entity's risk philosophy and concur with the entity's risk appetite.*** Risk appetite is the amount of risk, on a broad level, an organization is willing to accept in pursuit of stakeholder value. Because boards represent the views and desires of the organization's key stakeholders, management should have an active discussion with the board to establish a mutual understanding of the organization's overall appetite for risks.

- ***Know the extent to which management has established effective enterprise risk management of the organization.*** Boards should inquire of management about existing risk management processes and challenge management to demonstrate the effectiveness of those processes in identifying, assessing, and managing the organization's most significant enterprise-wide risk exposures.


Portfolio of Risks
Stakeholder
Appetite for Risks

- ***Review the entity's portfolio of risk and consider it against the entity's risk appetite.*** Effective board oversight of risks is contingent on the ability of the board to understand and assess an organization's strategies with risk exposures. Board agenda time and information packets that integrate strategy and operational initiatives with enterprise-wide risk exposures strengthen the ability of boards to ensure risk exposures are consistent with overall appetite for risk.

- ***Be apprised of the most significant risks and whether management is responding appropriately.*** Risks are constantly evolving and the need for robust information is of high demand. Regular updating by management to boards of key risk indicators is critical to effective board oversight of key risk exposures for preservation and enhancement of stakeholder value.

Boards of directors often use board committees in carrying out certain of their risk oversight duties. The use and focus of committees vary from one entity to another, although common committees are the audit committee, nominating/governance committees, compensation committees, with each focusing attention on elements of enterprise risk management. While risk oversight, like strategy, is a full board responsibility, some companies may choose to start the process by asking the relevant committees to address risk oversight in their areas while focusing on strategic risk issues in the full board discussion.

While ERM is not a panacea for all the turmoil experienced in the markets in recent years, robust engagement by the board in enterprise risk oversight strengthens an organization's resilience to significant risk exposures. ERM can help provide a path of greater awareness of the risks the organization faces and their inter-related nature, more proactive management of those risks, and more transparent decision making around risk/reward trade-offs, which can contribute toward greater likelihood of the achievement of objectives.

An executive summary of COSO's *Enterprise Risk Management – Integrated Framework* provides an overview of the key principles for effective enterprise risk management and is available for free download at www.coso.org. More detailed guidance, including examples about effective implementation of the key principles, is contained in the full document. COSO's objectives are to improve organizational performance through better integration of strategy, risk, control, and governance. Our Frameworks are based on identified best practices and the development of consistent terminology and approaches that can be used by many organizations in meeting their objectives. We hope that our ERM Framework will help you in that journey to enhancing long-term stakeholder value.

****

The Committee of Sponsoring Organizations of the Treadway Commission (COSO) is a voluntary private-sector organization comprised of the following organizations dedicated to guiding executive management and governance participants towards the establishment of more effective, efficient, and ethical business operations on a global basis. It sponsors and disseminates frameworks and guidance based on in-depth research, analysis, and best practices.

American Accounting Association
American Institute of Certified Public Accountants
Financial Executives International
Institute of Management Accountants
The Institute of Internal Auditors

1. U.S. Securities and Exchange Commission, *Speech by SEC Chairman: Address to the Council of Institutional Investors*, 2009 (www.sec.gov/news/speech/2009/spch040609.html).
2. Committee of Sponsoring Organizations of the Treadway Commission (COSO), *Enterprise Risk Management – Integrated Framework*, September 2004, www.coso.org, New York, NY.

From:	Sarah.Kilgore@westernunion.com
Sent:	Tuesday, January 12, 2010 7:02 PM
To:	shareholderproposals
Cc:	jkelsh@sidley.com
Subject:	Western Union -- Additional Materials for No-Action letter Request
Attachments:	Northstar revised proposal letter.pdf; Northstar proposal letter.pdf


Northstar revised proposal let...


Northstar proposal letter.pdf ...

To Whom It May Concern:

Today I received a message from Greg Belliston requesting a copy of Northstar's proposal and related correspondence. Attached please find two letters with attached proposals that we received from the proponent. The first is dated November 24, 2009 and the second is dated November 30, 2009, in which the proponent submitted a "corrected" version.

Please let me know if you need anything further or have any questions.

Best regards,

Sarah
(See attached file: Northstar revised proposal letter.pdf)(See attached file: Northstar proposal letter.pdf)

Sarah J. Kilgore
Associate General Counsel
The Western Union Company
720-332-5683


NORTHSTAR ASSET MANAGEMENT INC

November 24, 2009

David Schlapbach
Executive Vice President, General Counsel and Secretary
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

Dear Mr. Schlapbach:

Considering the great number and vast diversity of the corporate risks faced by Western Union, we are concerned about our Company's ability to manage these risks efficiently using the current committee structure.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 72,211 shares of Western Union common stock, we are submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors create a risk governance committee, which will function separately from the Audit Committee.

As required by Rule 14a-8, NorthStar has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal. We expect that other shareholders will join us on this filing; however NorthStar Asset Management should remain the primary filer on this resolution.

A commitment from Western Union to create a separate risk governance committee will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,



Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Establish a Risk Governance Committee

WHEREAS: Western Union relies on our Audit Committee to oversee nearly 40 different committee duties including appointing the accounting firm to independently audit the Company and managing that firm's services, reports, and procedures, assessing the qualifications of the independent audit firm, its lead audit partners and team, assuring that the Securities and Exchange Act of 1934 has not been violated, and confirming the accuracy of the Company's internal accounting procedures;

In addition to these vast responsibilities, our Audit Committee is charged with assessing wide ranging risks to the company. Our Company's most recent 10-K identified a multitude of risks to shareholders, including:

- Current economic conditions could result in fewer customers making payments to billers;
- Interruptions in migration patterns and declines in job opportunities for migrants will reduce money transfers initiated;
- Our customers tend to have jobs that are more significantly impacted by the current economic condition;
- Regulations by financial and consumer protection laws change quickly, putting our Company (and agents and subagents) at risk of failing to comply, potentially leading to license revocation, civil and criminal penalties;
- Agent dissatisfaction or attrition may lead to fracture of our agent or biller network;
- Agent errors may lead to harm to our reputation and brand name confidence;
- Consumer advocacy groups or governmental agencies could identify our migrant customers as entitled to protection, which could adversely affect our Company;
- Our Company has been the subject of class-action litigation regarding its foreign exchange rate disclosure;
- Competition increases from other money transfer providers;

These risks have the potential to negatively impact all aspects of our Company's reputation and operations, including customer satisfaction and loyalty, our distribution network, market share, revenue, legal action, competitive position and ability of our customers to pay;

Because Western Union's customers are mostly urban and poor, our remitters spend up to 30% of their net monthly income on costly transaction fees and disadvantageous exchange rates. With this population in mind, we must remember that brand reputation, transaction cost, and accessibility remain the most important issues to our customer base;

Western Union has faced numerous lawsuits based on predatory fees and unfair exchange rates, resulting in millions of shareholder dollars being spent on settlements. These accusations, coupled with the current global financial crisis, increase the risk our Company faces in the competitive consumer market which may further affect shareholder value. Controlling these risks is a prime concern for our Company, and therefore a separate Risk Governance Committee is needed;

Additionally, congressional legislation, the "Shareholder Bill of Rights Act of 2009," is currently pending that would require company boards to establish new risk committees with independent directors, which "which shall be responsible for the establishment and evaluation of the risk management practices of the issuer;"

RESOLVED: shareholders request that the board form a risk governance committee, independent of the Audit Committee, to fully identify our Company's risks, to make recommendations on these risks, and to issue periodic reports to shareholders.


RTHSTAR ASSET MANAGEMENT INC

November 30, 2009

David Schlapbach
Executive Vice President, General Counsel and Secretary
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

Dear Mr. Schlapbach:

Enclosed, find a corrected version of our resolution requesting the creation of a risk governance committee. Please substitute this for the previously transmitted version.

Sincerely,



Mari C. Mather
Assistant for Client Services and Shareholder Activism

Encl.: cover letter, shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

NORTHSTAR ASSET MANAGEMENT INC

November 24, 2009

David Schlapbach
Executive Vice President, General Counsel and Secretary
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

Dear Mr. Schlapbach:

Considering the great number and vast diversity of the corporate risks faced by Western Union, we are concerned about our Company's ability to manage these risks efficiently using the current committee structure.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, of 72,211 shares of Western Union common stock, we are submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. The proposal requests that the Board of Directors create a risk governance committee, which will function separately from the Audit Committee.

As required by Rule 14a-8, NorthStar has held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal. We expect that other shareholders will join us on this filing; however NorthStar Asset Management should remain the primary filer on this resolution.

A commitment from Western Union to create a separate risk governance committee will allow this resolution to be withdrawn. We believe that this proposal is in the best interest of our Company and its shareholders.

Sincerely,



Julie N.W. Goodridge
President

Encl.: shareholder resolution

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

Establish a Risk Governance Committee

WHEREAS: Western Union relies on our Audit Committee to oversee nearly 40 different committee duties including appointing the accounting firm to independently audit the Company and managing that firm's services, reports, and procedures, assessing the qualifications of the independent audit firm, its lead audit partners and team, assuring that the Securities and Exchange Act of 1934 has not been violated, and confirming the accuracy of the Company's internal accounting procedures;

In addition to these vast responsibilities, our Audit Committee is charged with assessing wide ranging risks to the company. Our Company's most recent 10-K identified a multitude of risks to shareholders, including:

- Current economic conditions could result in fewer customers making payments to billers;
- Interruptions in migration patterns and declines in job opportunities for migrants will reduce money transfers initiated;
- Our customers tend to have jobs that are more significantly impacted by the current economic condition;
- Regulations by financial and consumer protection laws change quickly, putting our Company (and agents and subagents) at risk of failing to comply, potentially leading to license revocation, civil and criminal penalties;
- Agent dissatisfaction or attrition may lead to fracture of our agent or biller network;
- Agent errors may lead to harm to our reputation and brand name confidence;
- Consumer advocacy groups or governmental agencies could identify our migrant customers as entitled to protection, which could adversely affect our Company;
- Our Company has been the subject of class-action litigation regarding its foreign exchange rate disclosure;
- Competition increases from other money transfer providers;

These risks have the potential to negatively impact all aspects of our Company's reputation and operations, including customer satisfaction and loyalty, our distribution network, market share, revenue, legal action, competitive position and ability of our customers to pay;

Because Western Union's customers are mostly urban and poor, our remitters spend up to 30% of their net monthly income on costly transaction fees and disadvantageous exchange rates. With this population in mind, we must remember that brand reputation, transaction cost, and accessibility remain the most important issues to our customer base;

Western Union has faced numerous lawsuits based on predatory fees and unfair exchange rates, resulting in millions of shareholder dollars being spent on settlements. These accusations, coupled with the current global financial crisis, increase the risk our Company faces in the competitive consumer market which may further affect shareholder value. Controlling these risks is a prime concern for our Company, and therefore a separate Risk Governance Committee is needed;

Additionally, congressional legislation, the "Shareholder Bill of Rights Act of 2009," is currently pending that would require company boards to establish new risk committees with independent directors, which "which shall be responsible for the establishment and evaluation of the risk management practices of the issuer;"

RESOLVED: shareholders request that the board form a risk governance committee, independent of the Audit Committee, to fully identify our Company's risks, to make recommendations on these risks, and to issue periodic reports to shareholders.

January 7, 2010

Via Email to shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Corporation
100 F Street, NE
Washington, D.C. 20549

Re: The Western Union Company - Shareholder Proposal submitted by NorthStar Asset Management, Inc.

Ladies and Gentlemen:

This letter is submitted by The Western Union Company, a Delaware corporation ("Western Union" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Western Union's intention to exclude from its proxy materials for its 2010 Annual Meeting of Shareholders (the "Annual Meeting") a shareholder proposal and supporting statement ("the Proposal") submitted by NorthStar Asset Management, Inc. (the "Proponent") and received by Western Union on or about December 1, 2009 and amended by a subsequent letter submitted by the Proponent and received by Western Union on or about December 1, 2009.[1] Western Union requests confirmation that the Staff (the "Staff") of the Division of Corporation Finance will not recommend that enforcement action be taken if Western Union excludes the Proposal from its Annual Meeting proxy materials for the reasons set forth below.

The resolution of the Proposal states as follows:

> "RESOLVED: shareholders request that the board form a risk governance committee, independent of the Audit Committee, to fully identify our Company's risks, to make recommendations on these risks, and to issue periodic reports to shareholders."

Western Union intends to file its definitive proxy materials for the Annual Meeting on or about March 30, 2010. This letter is being submitted via email as contemplated by Staff Legal Bulletin No. 14D. A copy of this letter and its exhibits has been sent to the Proponent.

---

[1] As contemplated by Paragraph E.2 of Staff Legal Bulletin 14, the Company accepts the Proponent's revision to the Proposal.

Sarah J. Kilgore, Associate General Counsel | 12500 E. Belford Ave., M21A2 | Englewood, CO 80112 | Phone: 720-332-5683 | sarah.kilgore@westernunion.com

Discussion

1. The Proposal may be excluded under Rule 14a-8(f) because the Proponent has failed to properly demonstrate that it is eligible to submit the Proposal.

The Proposal may be excluded pursuant to Rule 14a-8(f) because the Proponent has failed to demonstrate that it is eligible to submit the Proposal. The Proposal was submitted without proof that the Proponent satisfies the stock ownership requirements of Rule 14a-8(b). In 2008, the Staff concurred with the Company's view that a similar proposal from the Proponent could be excluded from the Company's 2008 proxy materials under Rule 14a-8(f) because the Proponent failed to demonstrate that it beneficially owned shares of the Company's Common Stock. *The Western Union Company* (March 4, 2008). In that year, as in this one, Western Union sent the Proponent a letter requesting that the Proponent provide Western Union with information regarding its eligibility to submit the Proposal under Rule 14a-8. In response, Western Union received a letter from Morgan Stanley stating that it "acts as the custodian" for the Proponent and indicating that as of "November 29, 2007, Morgan Stanley held on behalf of NorthStar Asset Management, Inc. 1,400 shares of The Western Union Company common stock *in its clients' account.*" (Emphasis added). The Staff concurred with the Company's view that the letter from Morgan Stanley failed to establish that the Proponent itself was eligible to submit the Proposal. The letter indicated that Morgan Stanley held shares of the Company's common stock in the accounts of the Proponent's clients, not the account of the Proponent itself. In 2009 the Proponent also submitted a proposal to Western Union, which was excluded on other grounds.

This year, the facts are in all material respects identical to 2008. Following receipt of the Proposal, Western Union determined (i) that the Proponent was not a record holder of Western Union Common Stock and (ii) that it had not otherwise received proof of the Proponent's eligibility to submit the Proposal. The Company then sent a letter to the Proponent notifying the Proponent of this deficiency and informing the Proponent that it intended to exclude the Proposal if it did not receive proof, in the form prescribed by Rule 14a-8(b)(2), of the Proponent's eligibility to submit the Proposal. This letter is attached as Exhibit A. On or about December 18, 2009, the Company received a response from the Proponent with two letters from Morgan Stanley Smith Barney, dated November 30, 2009 (the "Morgan Stanley Letters"). The Morgan Stanley Letters, which are attached as Exhibit B, are nearly identical to the letter the Company received in 2008. As was the case with the 2008 letter from Morgan Stanley, this year's letters establish only that the Proponent's clients are the beneficial owners of the Company's Common Stock. They state: "As of November [24/30], 2009, Morgan Stanley held on behalf of NorthStar Asset Management, Inc. 72,211 shares of Western Union common stock *in its clients' accounts.*" (Emphasis added). As was the case in 2008, the Morgan Stanley Letters do not establish that the Proponent itself is eligible to submit the Proposal.

One difference between this year and 2008 is that this year the Proponent included a cover letter with the Morgan Stanley Letters (the "Cover Letter"). The Cover Letter, which is included in Exhibit B, acknowledges that the shares in question are held in the accounts of Proponent's clients, but states that "our contract with our clients gives us rights of beneficial ownership consistent with the securities laws, namely, the power to vote or direct the voting of such securities and the power to dispose or direct the disposition of such securities." The Cover Letter, however, is irrelevant for purposes of determining the Proponent's eligibility to submit the Proposal. Rule 14a-8(b)(2) provides that a proponent that is not a registered holder "must prove . . . eligibility to the company in one of two ways." The two exclusive methods are (i) providing a written statement from the record holder or (ii) providing a copy of certain SEC filings which do not appear applicable to the Proponent or its clients. Rule 14a-8(b) does not contemplate that shareholders may prove their eligibility in any manner other than the two methods that are specified in the rule. It certainly does not contemplate that a proponent can establish the right to submit a proposal by submitting a letter from itself with an unsupported assertion as to eligibility. The Company may therefore exclude the Proposal pursuant to Rule 14a-8(f).

2. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to Western Union's ordinary business operations.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it pertains to matters directly relating to Western Union's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission explained that the central purpose of the ordinary business operations exclusion contained in Rule 14a-8(i)(7) is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

In determining whether a proposal is excludable under this rule, the Commission considers two rationales. The first is whether the proposal deals with matters "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." See Exchange Act Release No. 34-40018 (May 21, 1998). The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. *Id.* When a proposal, like this Proposal, requests formation of a committee or preparation of a report, the Commission has also stated that it will look to the subject matter of the committee or report in order to determine whether the proposal involves a matter of ordinary business under Rule 14a-8(i)(7). Exchange Act Release No. 34-20091 (August 16, 1983).

The Proposal calls for a newly-formed committee of Western Union's board to identify risks facing the Company, to make recommendations on these risks, and to issue periodic reports to shareholders. As discussed below, the Proposal, contains items of ordinary business for Western Union and, as a result, may be excluded pursuant to Rule 14a-8(i)(7).

a. <u>This is not a Proposal which merely seeks changes to the organization of the board of directors.</u>

Western Union is mindful that, in its recent Staff Legal Bulletin 14E ("SLB 14E"), the Staff noted that:

> "...there is widespread recognition that the board's role in the oversight of a company's management of risk is a significant policy matter regarding the governance of the corporation. In light of this recognition, a proposal that focuses on the board's role in the oversight of a company's management of risk may transcend the day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for a shareholder vote."

Whether or not board structure is a "significant policy matter," this Proposal would go well beyond whatever is contemplated by the above-quoted excerpt from SLB 14E. Indeed, the Proposal requests that a newly-formed risk governance committee "fully identify our Company's risks, make recommendations on these risks, and issue periodic reports to shareholders." It is worth emphasizing that this request includes no standard of materiality or limitation of any kind upon the size or type of risks that it would have the newly-formed committee assess and report on. Western Union operates a global money transfer network through a network of over 400,000 agent locations in more than 200 countries and territories. Through this business, Western Union is exposed to a multitude of business, legal and other risks, ranging from the relatively small risk resulting from a minor water pipe burst in an office building to the risk that a government entity could pass legislation or withdraw the Company's license that would prevent the Company from offering services in its jurisdiction. Any attempt to "fully identify" risks would include identification, assessment and reporting of a broad range of risks, many of which are not in any way material to Western Union or significant to its shareholders. Surely it is not the case that all risks, no matter how minute, transcend "ordinary business operations." The Proposal, however, would make no distinction between types of risk.

Where a Proposal relates to matters that are "ordinary business" and those that are not, the Staff has not hesitated to permit exclusion of an entire proposal on the basis of Rule 14a-8(i)(7). *AltiGen Communications, Inc.* (November 16, 2006); *General Electric Co.* (February 10, 2000); *Wal-Mart Stores, Inc.* (March 15, 1999). Here, even if some portion of the Proposal would relate to risks that are significant and material, a significant portion would relate to those that are not. As a result, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

b. <u>An allocation of duties between committees is an item of ordinary business for Western Union.</u>

Western Union agrees with the Proponent that oversight of the risks facing a company is an important matter warranting the attention of Western Union's directors. For this reason, Western Union's board of directors regularly devotes time during its meetings to review and discuss management's assessment of the significant risks facing the Company. The board has also delegated risk oversight authority to two of its committees—the Audit Committee and the Corporate Governance and Public Policy Committee. Consistent with the New York Stock Exchange listing standards, to which the Company is subject, the Audit Committee bears responsibility for oversight of the Company's policies with respect to risk assessment and risk management and must discuss with Company management the major financial risk exposures facing the Company and the steps the Company has taken to monitor and control such exposures. The Audit Committee is also responsible for the oversight of the Company's compliance with legal and regulatory requirements, which represent many of the most significant risks the Company faces. In light of the breadth and number of responsibilities that the Audit Committee must oversee, and the importance of the evaluation and management of risk related to Company's compliance programs and policies relating to anti-money laundering laws, including investigations or other matters that may arise in relation to such laws, the board delegated oversight of those risks to the Corporate Governance and Public Policy Committee.

As a result, it should be apparent that the Company recognizes the importance of the board's role and structure in connection with oversight of the Company's management of risk and generally agrees with the Commission's recent statement in Staff Legal Bulletin 14E that the "board's role in the oversight of a company's management of risk may transcend the day-to-day matters of a company." However, Western Union believes that it is essential that the board have the discretion to determine how best to implement and allocate the risk oversight role between the full board of directors and its appropriate committees. The board is in the best position to evaluate the most effective and efficient means to do this.

The allocation of those responsibilities is an item of ordinary business. On a regular basis, members of Western Union's Corporate Governance and Public Policy Committee, in consultation with Western Union's Board of Directors, discuss the allocation of duties among various committees. Indeed, under the rules of the New York Stock Exchange, the Corporate Governance and Public Policy Committee is required to review the committee charters of each committee of Western Union's board on an annual basis. A discussion of the duties of each committee is undertaken in connection with that review.

That review can result in a reallocation of duties among committees of the Board. This allocation is a matter requiring judgment, as it encompasses considerations as diverse as the expertise of Company directors assigned to a particular committee, the anticipated workload of a committee during a given year, and the ability of a committee to achieve synergies by considering matters with which it already has familiarity. For example, Western Union's board of directors determined that oversight of risks related to the Company's compliance programs and policies relating to anti-money laundering laws, typically the province of the Audit Committee, should be assigned to the Corporate Governance and Public Policy Committee because of the significance of the risks to the business and the time required to evaluate and consider these matters. As should be clear, shareholders are not in a position to "micro-manage" such considerations.

The Board's role in oversight of the Company's management of risk may very well be a question that does not involve ordinary business operations. That is not the subject, however, of the Proposal. The subject of the Proposal is the allocation across committees of the responsibility for risk oversight. That is, for the reasons stated above, very much a matter of ordinary business operations.

Conclusion

Based on the foregoing, I request your concurrence that the proposal may be omitted from Western Union's Annual Meeting proxy materials. If you have questions regarding this request or desire additional information, please contact me at (720) 332-5683. Any communication by the Staff may be sent by facsimile to the undersigned at (720) 332-3840. As noted in the cover letter to the Proposal, the Proponent may be reached by facsimile at (617) 522-3165.

Very truly yours



Sarah J. Kilgore
Associate General Counsel

Attachments

cc: Julie N.W. Goodridge
via Facsimile 617-522-3165

EXHIBIT A

WesternUnion Letter
To NorthStar Asset Management, Inc.
Dated December 9, 2009

December 9, 2009

VIA FEDERAL EXPRESS

Julie N.W. Goodridge
Northstar Asset Management, Inc.
PO Box 301840
Boston, Massachusetts 02130

Dear Ms. Goodridge,

On December 2, 2009, The Western Union Company (the "Company") received a letter, dated November 24, 2009, from you on behalf of NorthStar Asset Management, Inc. (the "Proponent"). Included with this letter was a proposal (the "Proposal") intended for inclusion in the Company's next proxy statement (the "2010 Proxy Materials") for its 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that the Proponent is not a registered holder of the Company's common stock. Under Rule 14a-8(b), the Proponent must therefore prove its eligibility to submit a proposal in one of two ways: (i) submitting to the Company a written statement from the "record" holder of the Proponent's common stock (usually a broker or bank) verifying that the Proponent has continuously held the requisite number of shares of common stock since at least December 2, 2008 (i.e., the date that is one year prior to the date on which the Proponent submitted the Proposal); or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by the Proponent with the Securities and Exchange Commission that demonstrates its ownership of the requisite number of shares as of or before December 2, 2008, along with a written statement that (i) it has owned such shares for the one-year period prior to the date of the statement and (ii) it intends to continue ownership of the shares through the date of the 2010 Annual Meeting.

The Proponent has not yet submitted evidence establishing that it has satisfied these eligibility requirements. Unless we receive such evidence, we intend to exclude the Proposal from the 2010 Proxy Materials. Please note that if the Proponent intends to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

In addition, we note that you have submitted a letter, dated as of November 30, 2009, that includes a revision to the Proposal. To the extent that this revision constitutes a second proposal, as opposed to merely being a revision to the Proposal, please note that (i) it is excludable pursuant to Rule 14a-8(e) because it was received after the deadline for submission of proposals pursuant to Rule 14a-8 and (ii) it is excludable pursuant to Rule 14a-8(c) because, as Rule 14a-8(c) provides, "each shareholder may submit no more than one proposal to company for a particular shareholders' meeting."

If you have any questions concerning the above, please do not hesitate to contact me at 201-263-5635.

Very truly yours,



David Schlapbach
Executive Vice President and General Counsel

EXHIBIT B

Northstar Asset Management Letter
To Western Union
Dated December 17, 2009

Morgan Stanley SmithBarney Letters
To Western Union
Dated November 30, 2009


NORTHSTAR ASSET MANAGEMENT INC

December 17, 2009

David Schlapbach
Executive Vice President, General Counsel and Secretary
The Western Union Company
12500 East Belford Avenue
Englewood, CO 80112

Dear Mr. Schlapbach:

At NorthStar Asset Management, Inc., stocks are held in our client accounts, and our contract with our clients gives us rights of beneficial ownership consistent with the securities laws, namely, the power to vote or direct the voting of such securities and the power to dispose or direct the disposition of such securities.

Please find enclosed a letter from our brokerage, Morgan Stanley, verifying that NorthStar has held the requisite amount of stock in Western Union for more than one year prior to filing the shareholder proposal.

Additionally, please note that our revised resolution (dated November 30, 2009) was indeed received by Western Union in a timely fashion. Enclosed, please find the FedEx confirmation that confirms that the Company received the resolution on December 1, 2009. Therefore, we assert that we effectively amended our resolution prior to the filing deadline. We continue to request that this amended resolution be accepted in substitution for the first.

Sincerely,



Mari C. Mather
Assistant for Client Services and Shareholder Advocacy

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

35 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

MorganStanley
SmithBarney

November 30, 2009

David Schlapbach
Executive Vice President, General Counsel and Secretary
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

Dear Mr. Schlapbach:

Morgan Stanley acts as the custodian for NorthStar Asset Management, Inc. As of November 24, 2009, Morgan Stanley held on behalf of NorthStar Asset Management, Inc. 72,211 shares of Western Union common stock in its clients' accounts. Morgan Stanley has continuously held these shares on behalf of NorthStar since November 24, 2008, and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,



Donna K. Colahan
Vice President
Financial Advisor

Investments and Services offered through Morgan Stanley Smith Barney LLC, member SIPC.

35 Village Road, Suite 601
PO Box 766
Middleton, MA 01949
tel 978 739 9600
fax 978 739 9650
toll free 800 730 3326

MorganStanley
SmithBarney

November 30, 2009

David Schlapbach
Executive Vice President, General Counsel and Secretary
The Western Union Company
12500 East Belford Avenue
Englewood, Colorado 80112

Dear Mr. Schlapbach:

Morgan Stanley acts as the custodian for NorthStar Asset Management, Inc. As of November 30, 2009, Morgan Stanley held on behalf of NorthStar Asset Management, Inc. 72,211 shares of Western Union common stock in its clients' accounts. Morgan Stanley has continuously held these shares on behalf of NorthStar since November 30, 2008, and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting.

Sincerely,



Donna K. Colahan
Vice President
Financial Advisor

Investments and Services offered through Morgan Stanley Smith Barney LLC, member SIPC.